 ANNUAL INFORMATION FORM
For the year ended December 31, 2020

1750 West 75th Avenue, Suite 101
Vancouver, British Columbia
V6P 6G2, Canada

T +1 604-718-2000
F +1 604-718-2001
wfsinc.com

Effective Date: March 15, 2021

Forward-Looking Information | 2020
Forward-Looking Information
Certain statements contained in this Annual Information Form ("AIF") and in certain documents incorporated by reference in this AIF, constitute "forward-looking statements". When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect", "project" and similar expressions, as they relate to us or our management, are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties and are based on a number of assumptions, all of which are outlined in Schedule "B" : Forward Looking Information. While the Company has a reasonable basis for such forward-looking statements, readers are cautioned that actual results may vary materially from the forward-looking statements in this AIF.
Corporate Structure
In this AIF references to "Westport Fuel Systems", "Westport", "the Company", "we", "us" and "our" refer to Westport Fuel Systems Inc. and its subsidiaries, collectively, unless the context otherwise requires. All dollar amounts set forth in this AIF are in U.S. dollars unless specifically stated otherwise. Except where otherwise indicated, all information presented is as of December 31, 2020.
Westport Fuel Systems governing corporate statute is the Business Corporations Act (Alberta). Our head office and principal place of business is at 1750 West 75th Avenue, Suite 101, Vancouver, British Columbia V6P 6G2. Our registered office is at 4500, 855 2nd Street SW, Calgary, Alberta T2P 4K7. In 2016 Westport Fuel Systems amended its articles to change its name from Westport Innovations Inc. to Westport Fuel Systems Inc. following a merger with Fuel Systems Solutions Inc. on June 1, 2016. The Company has the following material subsidiaries:
1.Westport Power Inc., which is wholly-owned by Westport Fuel Systems and incorporated pursuant to the Business Corporations Act (British Columbia);
2.Westport Fuel Systems Italia S.r.l., an Italian corporation, which is an entity created through the merger of Emer S.p.A and M.T.M S.r.l. ("MTM") in 2020, and which is an indirect subsidiary of Westport Fuel Systems; and
3.Prins Autogassystemen B.V. ("Prins"), a Netherlands corporation and indirect subsidiary of Westport Fuel Systems.
Key Entities
A list of Westport Fuel Systems' key entities and each of their jurisdictions of incorporation is set out below. Our legal structure (including that of our subsidiaries) is not necessarily indicative of our operational structure.

Name(1)	Voting Securities(2)	Jurisdiction of Incorporation
Westport Fuel Systems Inc.	100%	Canada
Westport Power Inc.	100%	Canada
Westport Luxembourg S.a.r.l.	100%	Luxembourg
Fuel System Solutions Inc.	100%	U.S.A.
Juniper Engines Italy S.r.l.	100%	Italy
Westport Fuel Systems Italia S.r.l	100%	Italy
Minda Westport Technologies Limited(3)	50%	India
Prins Autogassystemen B.V.	100%	Netherlands
TA Gas Technology S.A.	100%	Argentina
Westport Innovations (U.S.) Holdings Inc.	100%	U.S.A.
Westport Fuel Systems (U.S.) Inc.	100%	U.S.A.
Cummins Westport Inc.	50%	U.S.A
Westport Dallas Inc.	100%	U.S.A.
Westport Innovations (Hong Kong) Limited	100%	Hong Kong
Weichai Westport Inc.	23.33%(3)	China
Notes:
1.Entities not shown represent less than 10% of our total consolidated revenues and total consolidated assets (although not all entities shown necessarily each represent more than 10% of our total consolidated assets and total consolidated sales) and, if considered in aggregate as a single entity, represent less than 20% of our total consolidated revenues and total consolidated assets.
2.The figure shows the percentages of the votes attached to all voting securities, beneficially owned by us or over which control or direction is exercised by us, either directly or indirectly.
3.Effective March 4, 2021, Minda Emer Technologies Limited changed its name to Minda Westport Technologies Limited.
4.As a result of the previous sale of a derivative economic interest in Weichai Westport Inc., this equity interest corresponds to an economic interest equal to just 4.55%.

WESTPORT FUEL SYSTEMS INC. 2020 ANNUAL INFORMATION FORM | 1

General Developments | 2020
General Developments
Company Overview
We are Driving Innovation to Power a Cleaner Tomorrow. And We Are Doing It Today.
Westport Fuel Systems is a global company focused on engineering, manufacturing, and supplying alternative fuel systems and components for transportation applications. Our diverse product offering sold under a wide range of established global brands enable the use of a number of alternative fuels which provide environmental and economic advantages, including liquid petroleum gas ("LPG"), compressed natural gas ("CNG"), liquified natural gas ("LNG"), renewable natural gas ("RNG")(1) or biomethane, and hydrogen. We supply our products in more than 70 countries through a network of distributors and service shops and directly to original equipment manufacturers (“OEMs”) and Tier-1 and Tier-2 OEM suppliers. We also provide delayed OEM (“DOEM”) services and engineering services to our customers and partners globally. Today, our products and services are available for passenger car and light-, medium- and heavy-duty truck, cryogenic, and hydrogen applications.
Westport Fuel Systems believes it is well positioned to increase revenues and market share as new stringent environmental regulations mandating greenhouse gas emission ("GHG") and common air pollutant reductions have been introduced in key markets around the world. We are leveraging our market-ready products and customer base to capitalize on these opportunities. In addition to our significant operational competency in well-established transportation markets, our development of new technologies provides us a premier technology leadership position which is expected to drive future growth. Westport Fuel Systems has a track record of innovation, specialized engineering capabilities, and a deep patent portfolio resulting in a strong intellectual property position.
Notes:
1.The terms RNG, biomethane, and renewable gas are used interchangeably. These terms refer to pipeline-quality gas derived from a variety of renewable feedstock sources that is fully blendable with conventional natural gas and can be delivered in the form of CNG or LNG. Therefore, our references to natural gas in this AIF include both geologic natural gas and renewable natural gas.
Market Overview
Today, there are more than 56 million LPG and CNG vehicles globally, which accounts for approximately 3.4% of the total market share of vehicles in service.1 This compares to approximately 10.7 million electric vehicles in service at the end of 2020.2 The market for alternative fuels has historically been driven by economic, emissions, and energy considerations. Concerns over oil supply availability, costs of oil production, price levels and price volatility have all contributed to the demand for cleaner, low-carbon technology solutions for the transport sector. The acceptance of LPG, CNG and LNG vehicles depends in large part on the price differential of natural gas and LPG, versus diesel fuel and gasoline. Despite oil price volatility, LPG, CNG and LNG have generally been, and currently are, less expensive than diesel fuel in many markets. This price differential is affected by many factors, including changes in the resource base for natural gas compared to crude oil, availability of shale oil and shale gas, pipeline and ship transportation capacity for natural gas, refining capacity for crude oil, exports for refined products, and government excise and fuel tax policies.
Global trends in GHG emission reduction regulations and increasingly stringent urban air quality requirements are also driving the adoption of alternative fuel vehicles. The Paris Climate Agreement signaled a strong call to action with 197 countries committing to GHG emissions reductions over a 15 year term. The Paris Climate Agreement has the central aim to strengthen the global response to the threat of climate change by keeping a global average temperature rise this century to well below 2 degrees Celsius above pre-industrial levels and to pursue efforts to further limit the temperature increase to 1.5 degrees Celsius.3
In response to documented health concerns arising from urban air pollution and the role of transportation, many jurisdictions have introduced new bans and targets that place certain restrictions on the use of high emission vehicles (both gasoline and diesel) and offer preferred access for next-generation low-emission vehicles. Currently these bans and targets cover passenger and delivery vehicles and while blanket bans on diesel vehicles have not been imposed, there are regions implementing aggressive policies to restrict their use. More stringent transport regulations are also being enacted to address GHG emissions and climate change. In April 2019, the European Parliament passed carbon dioxide ("CO2") emission standards for heavy-duty vehicles in the European Union. The proposed targets for average CO2 emissions from new heavy-duty vehicles, using a twelve month period from July 1 2019 to June 30 2020 as the baseline year, are to be 15% lower in 2025 and 30% lower in 2030.
The degree to which jurisdictions are able to realize the targets for the transport sector and diversify beyond oil will be a function of technology breakthroughs on both fuels and vehicles, political action, shifting demographics, and a range of new public policy considerations that will influence how people and freight are moved, and how and where we live. Achieving meaningful reductions in GHG emissions and fossil fuel

2 | WESTPORT FUEL SYSTEMS INC. 2020 ANNUAL INFORMATION FORM

General Developments | Strategy
consumption remains a challenge, but this challenge also presents an opportunity for leadership.
Virtually all individuals and companies use vehicles, fleets, and other modes of transportation to get work done. With our current market-ready product portfolio, brand value, and geographic reach in key markets, Westport Fuel Systems is currently delivering commercially viable and environmentally beneficial transportation technology to the marketplace.
Notes:
1.NGV Global December 31, 2019 and World LPG Association 2020 Annual Report, Westport Fuel Systems Analysis
2.International Energy Agency 2018 (IEA), Inside EV's Global 2020 Sales, Westport Fuel Systems Analysis
3.Paris Agreement, Article 2, 1(a), https://unfccc.int/files/meetings/paris_nov_2015/application/pdf/paris_agreement_english_.pdf
Strategy
1) Offer Clean Transportation Products Across On- and Off-Road Transportation Market Segments and Geographies
Westport Fuel Systems sells alternative fuel systems and components to more than 20 global OEMs and to aftermarket customers in more than 70 countries. Products designed by Westport Fuel Systems are sold through local distributors or directly to OEMs under 10 well-recognized and well-established brands. Our breadth of reach includes forklifts, three-wheelers, passenger car, light-, medium- and heavy-duty truck, cryogenic, and hydrogen markets.
We continue to pursue strategic technological investments which advance our products and capabilities to maintain our market leadership position. We have been able to optimize our industry-leading product portfolio by offering full systems and conversions, in addition to stand-alone components. Our global footprint allows us to leverage our capabilities to serve customers through product localization and after-sales support. By partnering with OEMs, we can further leverage our manufacturing, distribution, sales, and aftermarket service capabilities thereby driving economies of scale through our business system.
We direct our commercialization efforts in regions where market conditions foster greater LPG, CNG, LNG, RNG and/or hydrogen vehicle sales penetration. These regions generally have conditions that serve to promote the shift to alternative fuel for transportation, including but not limited to: i) favourable LPG, CNG, LNG or RNG fuel pricing compared to gasoline and diesel fuels; ii) the build-out of refueling infrastructure, and iii) policies and regulations for either GHG mitigation, urban air quality, or energy security purposes that either mandate alternative fuels or promote their use.
2) Provide Market-Ready, Cost Competitive Solutions for Urgent Environmental Challenges
Transportation accounts for about 23% of global CO2 emissions.1 Compared to other primary energy use sectors, including industry and buildings, transportation is the most difficult to decarbonize because of the challenge of economically replacing the energy density of fossil fuels.
Our alternative fuel expertise has made us an attractive partner for customers needing market-ready, commercially-available solutions to respond to customer demands and to meet increasingly stringent regulatory frameworks. The networks of aftermarket dealers and installers, taxi companies, personal transportation, transit and shuttle bus companies, conventional truck and tractor fleets, refuse collection trucks, delivery fleets, and other specialty vehicles in Europe, Asia, and North America are among the largest customers for our clean products. While electric vehicle sales are growing and garner significant interest in the press, current battery and charging technologies are expensive, heavy, limited in range and relatively slow to charge. This limits the real-world usability of pure battery electric vehicles. In some market segments, such as heavy-duty trucking, electric vehicle solutions are expected to be years away for long-haul applications or at scale. In most geographies, for example India, the electrical infrastructure is not sufficiently developed to enable a significant shift to electric vehicles without massive investments. Conversely, natural gas and LPG vehicles are available today in light to heavy-duty applications, with the full capabilities, driving range and affordability that make them a practical, commercially available, low emissions solution.
RNG, biomethane, or renewable gas is transportation grade natural gas produced from non-geologic sources. Feedstocks for RNG include landfill gas, municipal solid waste, waste water treatment plants, agricultural manure, or power-to-gas applications that avoid the land use challenges of other biofuels and support growth in the circular economy. In the case of these alternative natural gas feedstocks, substantial carbon intensity reductions can be achieved because turning these waste products into transportation fuel eliminates direct emissions of CO2 and methane that occur naturally and without any end-use benefit. One of the key attributes of natural gas vehicles is "fuel flexibility" meaning natural gas vehicles can operate with any blend of renewable and geologic gas from 0% to 100% RNG.

WESTPORT FUEL SYSTEMS INC. 2020 ANNUAL INFORMATION FORM | 3

General Developments | Strategy

It is important to note that both electricity and natural gas can derive their energy from both fossil and renewable sources. While electric vehicles have zero tailpipe emissions they are far from being fossil-free in most geographies. The use of RNG is increasing as a share of total natural gas used. In 2019 Sweden surpassed 90% renewable natural gas in transportation2 with California passing this milestone in 20203. According to a study by the Yale University School of Forestry and Environmental Studies, up to 18% of natural gas consumed in Denmark for a period within 2018 was from renewable sources, and Danish bioenergy firms estimate it will be feasible to fully replace the country’s natural gas with RNG within 20 years4.
We believe that the deep decarbonization benefits of RNG significantly differentiate it from other hydrocarbon fuels, and that the share of RNG will increase as a share of total natural gas consumption just as the share of renewable electricity is increasing as a share of total electricity. Both energy sources allow customers to select energy for their transportation needs that is fully renewable.
3) Maintain a Premier, Leading Technology Position
Westport Fuel Systems has significant operational competency as well as a leading technology position related to alternative fuel systems and components for transportation applications using LPG, CNG, LNG, RNG and hydrogen. We believe the combination of our considerable investment in research and development ("R&D") and our team of world-class engineers is responsible for our unique innovative solutions and differentiated intellectual property that allows us to attract and partner with leading global engine and vehicle OEMs in the transportation space.
Our global patent portfolio has been pivotal to our market-leading position and serves as a significant barrier to new entrants. In order to maintain our technology leadership, we explore product improvements and new product opportunities in each of the segments we serve to ensure that our portfolio evolves to meet market dynamics. We expect to expand our intellectual property portfolio as we file new patents to capture value generated by new technological advances. We also believe that our gaseous-fuelled engine technologies, cryogenic fuel systems, and experience will allow us to exploit opportunities that may arise related to emerging low-carbon fuels such as synthetic gas and hydrogen.
Westport Fuel Systems has established several strategic partner relationships with key automotive, engine and truck OEMs, and with fueling infrastructure providers. These relationships provide strategic value to Westport Fuel Systems by enhancing our global market access and distribution channels to better service our customers and end users.
Notes:
1.Climate Change 2014: Mitigation of Climate Change. Contribution of Working Group III to the Fifth Assessment Report of the Intergovernmental Panel on Climate Change, https://www.ipcc.ch/site/assets/uploads/2018/02/ipcc_wg3_ar5_chapter8.pdf
2.Influx of California RNG Fuels Local Economy & Protects Climate. California Natural Gas Vehicle Partnership. Written by: Todd Campbell, https://www.act-news.com/news/california-rng-fuels-local-economy-protects-climate/
3.Westport analysis of California Air Resources Board Low Carbon Fuel Standard Quarterly Reporting Spreadsheet (January 29, 2021 update, accessed on February 18, 2021) https://ww3.arb.ca.gov/fuels/lcfs/lrtqsummaries.htm
4.Could Renewable Natural Gas Be the Next Big Thing in Green Energy? Written by Jonathan Mingle (July 25, 2019), https://e360.yale.edu/features/could-renewable-natural-gas-be-the-next-big-thing-in-green-energy
Three Year History
Recent History of Announced Product News
2021
On March 10, 2021, the Company announced successful startup and initial trials of a heavy-duty internal combustion engine running on hydrogen fuel, using its patented and proprietary High Pressure Direct Injection 2.0™ ("Westport HPDI 2.0™") System.
On February 25, 2021, the Company announced a joint publication with AVL List GmbH ("AVL") relating to their comprehensive analysis of the total cost of ownership for heavy duty hydrogen fueled powertrains, applying inputs from the Company’s HPDI hydrogen ("H2-HPDI") simulations and Westport HPDI 2.0TM fuel system operating costs with AVL’s existing total cost of ownership models for diesel and fuel cell powertrains.
On January 21, 2021, the Company announced it had agreed to commence a research project with Scania to apply its Westport HPDI 2.0™ fuel system with hydrogen to the latest Scania commercial vehicle engine.

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General Developments | Three Year History

2020
On November 16, 2020, the Company announced a follow-on contract for new product development work with its current European-based OEM partner to apply Westport HPDI 2.0TM to an updated base engine platform. The program will incorporate new features for the resulting HPDI 2.0TM fuel system as well as certification to meet Euro VI Step E emission regulations that take effect in 2024.
On September 18, 2020, the Company announced that its Weichai Westport Inc. (“WWI”) joint venture has received certification from the Ministry of Ecology and Environment of China (“MEE”) for its 12-liter engine equipped with the HPDI 2.0TM fuel system (“WP12HPDI”).
On August 31, 2020, the Company announced it had been awarded a long-term agreement for the supply of electronic control units to a leading Tier One automotive supplier. The Company will manufacture and supply the electronic control units that will be integrated in the electric water pumps of two light-duty vehicle models of the counterparty automotive OEM in Europe, starting in the first quarter of 2021. The electronic control units are to be supplied over a seven-year period with an estimated sales value of US $58 million.
On August 4, 2020, the Company announced a new contract between MTM (the fully owned Italian subsidiary of Westport Fuel Systems) and NAFTAL (Algerian State Owned Agency for Distribution and Sale of Oil and Gas) to supply 30,000 LPG systems into the growing Algerian market.
On May 26, 2020, the Company announced it was awarded a competitive tender bid by the Egyptian International Gas Technology Company (“GASTEC”) to supply 6,300 CNG sequential injection fuel systems into the growing Egyptian market in 2020.
On April 28th, 2020, the Company announced that production and manufacturing will fully resume at its facilities in Cherasco, Brescia, and Albinea, Italy on May 4, 2020 given the Italian Government’s decree of April 24, 2020 regarding the COVID-19 pandemic.
On March 23, 2020, the Company announced the temporary suspension of production in Cherasco and Albinea, Italy pursuant to the Italian Government’s decree issued on March 22, 2020 regarding COVID-19.
On March 16, 2020, The Company announced the temporary suspension of production in Brescia, Italy, in light of the COVID-19 pandemic.
On January 9, 2020, Cummins Westport Inc ("CWI") announced that it has received certifications from both the U.S. Environmental Protection Agency (“EPA”) and Air Resources Board (“ARB”) in California for its B6.7N natural gas engine, thereby meeting 2021 EPA GHG requirements.
2019
On March 4, 2019, the Company stated their support in the upcoming Plenary vote in the European Parliament to pass Europe’s first CO2 regulations which set CO2 emission reduction targets for heavy-duty vehicles.
On September 5, 2019, Natural Gas Innovation Fund ("NGIF") announced an investment of $500,000 towards the development and testing of Westport Fuel Systems’ high performance compressed natural gas (CNG) storage system. This is in partnership with the project co-funders and supporters including Natural Resources Canada, Ford Motor Company and Linamar Corporation.
2018
On September 26, 2018, CWI announced that an independent third-party study on the CWI ISX12N 400 hp natural gas engine had demonstrated that the engine meets or exceeds the ARB in California's optional Low NOx standard of 0.02 g/bhp-hr.
On August 28, 2018, the Company announced that it had entered into definitive development and supply agreements with WWI to develop, market and commercialize a heavy-duty, natural gas engine featuring the Westport HPDI 2.0TM technology, based on one of Weichai Power Co., Ltd's heavy-duty engine platforms.
On March 8, 2018, the Company announced a critical technology advancement that allowed its natural gas High Pressure Direct Injection (“HPDI”) system to support the efficiency improvements anticipated from higher peak cylinder pressure (“PCP”).
On January 4, 2018, CWI announced that it had received certifications from both the EPA and ARB in California for its 2018 ISX12N natural gas engine.
On January 2, 2018, the Company announced it had entered into a development and supply agreement with Tata Motors Limited ("Tata Motors") for their 4 and 6 cylinder natural gas spark ignited ("SI") commercial vehicle engine family to meet the Indian Government’s new BS-VI emission standards, scheduled to take effect in April of 2020.

WESTPORT FUEL SYSTEMS INC. 2020 ANNUAL INFORMATION FORM | 5

General Developments | Three Year History

Recent History of Announced Corporate Matters
2021
On January 7, 2021, the Company announced the appointment of Anthony "Tony" Guglielmin to the Company’s Board of Directors (the "Board"). Mr. Guglielmin was also appointed to the Audit Committee and the Nominating and Corporate Governance Committee.
2020
On November 19, 2020, the Company announced that its joint venture CWI announced changes to its Board of Directors and Management in accordance with the terms of the 50/50 Joint Venture Agreement between Cummins Inc. (NYSE:CMI) and Westport Fuel Systems Inc. (TSX:WPRT/NASDAQ:WPRT). The changes take effect January 1, 2021.
On November 11, 2020, the Company announced it had established an at-the-market equity offering program (the "ATM Program") that allows the Company to issue up to $50 million (or the equivalent in Canadian dollars) of common shares ("Common Shares") from treasury to the public from time to time, at the Company's discretion and subject to regulatory requirements. Any Common Shares sold through the ATM Program will be sold at prevailing market prices when issued (i) in ordinary brokers' transactions on the Nasdaq Global Select Market (“Nasdaq”) or another U.S. marketplace on which the Common Shares are listed, quoted or otherwise traded or (ii) in ordinary brokers' transactions on the Toronto Stock Exchange (“TSX”), or another Canadian marketplace on which the Common Shares are listed, quoted or otherwise traded.
On August 11, 2020, the Company released it's inaugural Environmental, Social and Governance (“ESG”) Report outlining the Company’s progress and focus on strengthening ESG performance and enhanced disclosures.
On August 11, 2020, the Company announced that it had secured a €7 million loan from Deutsche Bank to improve liquidity during the COVID-19 pandemic and finance capital investments for long-term growth. The six-year €7 million term loan was issued to Westport Fuel Systems’ Italian subsidiary, Emer S.p.A (“Emer”), under the Italian government’s Decreto Liquidità (“Liquidity Decree”), an enhanced framework of business support established to help manage the challenges of COVID-19.
On July 24, 2020, the Company announced that it had secured a €15 million loan from UniCredit (“UniCredit”) to improve liquidity during the COVID-19 pandemic. The six-year €15 million term loan was issued to Westport Fuel Systems’ Italian subsidiary, MTM, under the Italian government’s Decreto Liquidità (“Liquidity Decree”), an enhanced framework of business support established to manage the challenges associated with COVID-19. The loan provided MTM with improved liquidity for working capital, payroll, and capital investment.
On July 24, 2020, the Company announced that it had entered into an agreement for the refinancing of its convertible notes held by funds associated with Pangaea Two Management, LP and Cartesian Capital Group (“Cartesian”). Under the terms of the agreement, the Company agreed to pay down the principal amount of the existing convertible notes from $17.5 million to $10 million. Concurrent with such repayment, the maturity of the remaining amended notes was extended to three years from the date of the amendments, the coupon rate was reduced from 9% annually to 6.5% annually, and the conversion price was revised from $2.17 per share to $1.42 per share. Peter Yu, Managing Partner of Cartesian, resigned his seat on the Westport Fuel Systems Board of Directors.
On July 23, 2020, the Company announced that it had closed a $10 million term credit facility (the “Credit Facility”) from Export Development Canada (“EDC”) to bolster liquidity during the COVID-19 pandemic. The Credit Facility enables the Company to make periodic requests for advances for a period of nine months from the date of the Amended and Restated Loan Agreement and has a final maturity date twelve months from the date of the agreement. The Credit Facility’s interest rate is US Prime + 3.00% per annum on drawn amounts and has no prepayment penalty or standby charge.
On May 28, 2020, the Company announced that it had secured a €5 million loan from UniCredit Italia to bolster liquidity during the COVID-19 pandemic. The loan, guaranteed by the Central Guarantee Fund for 90% of its countervalue has a five-year term, in accordance with Article 13 of the Liquidity Decree.
On March 25, 2020, the Company announced that EDC and Westport Fuel Systems had amended the terms of the Company's secured term loan with EDC to defer $6.0 million in principal payments in 2020 and to extend the term of the loan until September 30, 2022.
2019
On September 27, 2019, the Company announced it had reached a settlement with the U.S. Securities Exchange and Commission ("SEC"), resolving the SEC's investigation into the Company's compliance with the U.S Foreign Corrupt Practices Act ("FCPA"), initiated in June 2017.

6 | WESTPORT FUEL SYSTEMS INC. 2020 ANNUAL INFORMATION FORM

General Developments | Three Year History

On August 22, 2019, the Company announced the appointment of Richard Orazietti as Chief Financial Officer ("CFO") effective September 3, 2019.
On June 18, 2019, CWI announced that Gordon Exel of Westport Fuel Systems had been appointed as President of CWI effective July 8, 2019. Gordon previously held the position of President of CWI in 2014.
On February 4, 2019, the Company announced the resignation of Michael J. Willis as CFO. Jim MacCallum, Vice-President, Finance and Corporate Controller, was named acting CFO.
On January 15, 2019, the Company announced the appointment of David M. Johnson as Chief Executive Officer ("CEO") and the retirement of Nancy S. Gougarty as Westport Fuel Systems' CEO and as a member of the Board of Directors of Westport Fuel Systems (the "Board").
2018
On May 31, 2018, the Company announced the appointment of Michael J. Willis as CFO effective June 11, 2018 and that Ashoka Achuthan, Westport Fuel Systems prior CFO, had stepped down from his position.
On March 19, 2018, the Company announced the appointment of Michele Buchignani to the Board.
Mergers, Acquisitions and Divestitures
Significant acquisitions and divestitures in the last three fiscal years are listed below.
2020
On September 15, 2020, the Company announced it signed definitive agreements with its joint venture partner in India, UNO MINDA Group (“UNO MINDA” or the “Group”), to sell the assets of its wholly owned subsidiary Rohan BRC Gas Equipment Pvt. Ltd. to Minda Emer Technologies Ltd., a 50%/50% joint venture owned by Westport Fuel Systems and UNO MINDA.
2019
There were no material mergers, acquisitions or divestitures during the fiscal year ended December 31, 2019.
2018
On July 25, 2018, the Company announced that it had completed the sale of its CNG compressor business to Snam S.p.A., a leading European gas utility company, for total proceeds of €12.3 million, net of a €500,000 holdback.

WESTPORT FUEL SYSTEMS INC. 2020 ANNUAL INFORMATION FORM | 7

Business Overview
Business Overview
Westport Fuel Systems is the premier global organization for the engineering, manufacturing, and supply of alternative fuel systems and components for transportation applications. The Company believes that gaseous fuels such as LPG, natural gas, and hydrogen provide the best near-term alternative to common liquid fossil fuels like gasoline and diesel fuels in many applications, offering compelling environmental, economic, and energy security benefits.
Our Portfolio
Alternative Fuel Capabilities
Our products and services cover broad transportation market segments including passenger car, light-, medium- and heavy-duty truck, cryogenic and hydrogen applications. Through the Westport Fuel Systems family of brands and an extensive distribution network, we serve customers in more than 70 countries. We are well positioned to benefit from the transportation industry's shift towards alternative fuel sources.
Operating Business Segments
The Company operates its business through four segments: Original Equipment Manufacturer, Independent Aftermarket, CWI Joint Venture and Corporate. The revenue for the three most recent fiscal years and the principal focus of the segments is summarized below.

OPERATING BUSINESS SEGMENT REVENUE
(Expressed in millions of dollars)	12/31/2020(1)	12/31/2019	12/31/2018
Original Equipment Manufacturer (OEM)	$142.9	$160.0	$118.7
Independent Aftermarket (IAM)	$109.6	$145.3	$151.6
CWI - 50%	$161.7	$180.9	$159.7
Corporate	$—	$—	$—
Notes:
1.Effective January 1, 2020, the Company expanded disclosure within the Transportation segment to distinguish revenues between its OEM business and its Independent Aftermarket ("IAM") business.
PRODUCTS
Westport Fuel Systems designs, manufactures, develops, validates, certifies, and sells alternative fuel (LPG, CNG, LNG, RNG, and hydrogen) components and systems for passenger car and light-, medium- and heavy-duty commercial vehicles, and material handling applications. We have a strong customer base in Europe, the Americas, and Asia. Products are either sold directly to the OEM, through a local distributor/dealer network and conversion centers (Independent Aftermarket), or through delayed OEM (DOEM) programs. Through these channels, we supply a large number of systems and components for applications with global OEMs including, but not limited to, FCA, Ford, GAZ Group ("GAZ"),

8 | WESTPORT FUEL SYSTEMS INC. 2020 ANNUAL INFORMATION FORM

Business Overview | Operating Business Units

General Motors ("GM"), Honda, Hyundai, Kia, Mahindra, Maruti Suzuki, Mitsubishi, Nissan, Piaggio, Scania, Ssangyong, Tata Motors, Volkswagen, and Weichai Westport.
Our capabilities include the R&D of complete, in-house solutions for gaseous fuel systems including engine management, applications, and certification. Our team has the specialized technical knowledge and engineering talent that can conceive, prototype, demonstrate, and commercialize next generation gaseous fuelled automotive OEM and aftermarket technologies.
Our portfolio of products includes pressure regulators, injectors, electronic control units, valves and filters, complete bi-fuel, mono-fuel and dual-fuel LPG and natural gas conversion kits and high pressure hydrogen components. Our product portfolio also includes Westport HPDI 2.0™, a complete fully-OEM-integrated LNG system that enables heavy-duty trucks to operate on natural gas.
OEM
Westport Fuel Systems engineers, designs, and builds LPG and CNG components and systems including pressure regulators, fuel injectors, electronic control units, valves, filters and complete bi-fuel, mono-fuel and dual-fuel LPG and CNG systems.
In the medium-duty segment, the Company serves clients such as YaMZ, Tata Motors and Mahindra. YaMZ is the powertrain division of GAZ in Russia and is a leading manufacturer of diesel and CNG engines, powering Liaz, Paz, Ural and GAZ vehicles. The YaMZ CNG 530 engine family includes 4.4 liter 4-cylinder and 6.6 liter 6 cylinder platforms. Both engines are equipped with Westport Fuel Systems engine management system ("EMS"), complete fuel systems and off engine high pressure components.
The Company's product portfolio also includes the supply of hydrogen fuel system components for light, medium and heavy duty applications, supporting the growing interest for fuel-cell powered vehicles. Today, our portfolio includes 350 bar hydrogen fuel control components and solutions covering a complete spectrum of alternative fuel systems, with 700 bar options under development.
In the heavy-duty segment, Westport HPDI 2.0™ is a complete fully-OEM-integrated system that enables heavy-duty trucks (with more than 400 horsepower engines) to operate primarily on natural gas. As the only natural gas technology that delivers performance and efficiency equivalent to that of current high-performance diesel-fuelled engines while significantly reducing GHG emissions, Westport HPDI 2.0™ provides global OEMs an integrated solution with attractive price, performance, and fuel economy. Developed and validated to rigorous OEM standards, Westport HPDI 2.0™ can be integrated into diesel engines of approximately 10 litres or higher displacement with minimal mechanical change.
Independent Aftermarket
The world market of LPG/CNG conversion kits is estimated to be in excess of 1 million units per year and Westport Fuel Systems is recognized as a leader, with roughly 30% market share globally. Our rich portfolio of independent aftermarket products, conversion kits and components allow for the conversion of vehicles after being sold to the end-user through an extensive network of dealers and installers.
Our diverse and complete product offerings sold under various recognized brands including BRC, Prins, Zavoli, OMVL, TA Gas Technology and Valtek and range from premium to value solutions, allowing us to support a broad spectrum of independent aftermarket business. Our primary markets include Italy, Russia, Turkey, Poland, Algeria, and Argentina.
DOEM Vehicle Solutions
Westport Fuel Systems provides DOEM solutions to address local market needs where an OEM alternative fuel vehicle platform is not available. The DOEM model is an opportunity for OEMs and their channels to increase local market share in countries with relevant alternative fuel presence with a shorter time to market, higher flexibility in tracking market demand and the ability to offer an extension of an LPG/CNG model range without requiring typical OEM investments.
The Company offer turnkey solutions covering all process phases including prototyping, development, calibration, validation, homologation, vehicle conversion and logistic services. Vehicle conversions are performed inside DOEM conversion centers (at 0km) either directly operated by Westport Fuel Systems or in cooperation with local distributors or dealers.

•The Company's main DOEM clients are Kia, Hyundai, Nissan, Mitsubishi, Suzuki, Piaggio, and Ssangyong. In relation to the Italian market, the conversion of the cars is completed at the Cherasco facility. Westport Fuel Systems also provides DOEM solutions in other geographic areas through local conversion centers such as for Honda Turkey, Ford Turkey and Tofas.

•Westport Fuel Systems offers a large line-up of bi-fuel and dedicated (or mono-fuel) CNG systems and bi-fuel LPG conversion kits for Ford alternative fueled vehicles. These systems are developed and engineered at our Dallas, Texas production facility.

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Business Overview | Operating Business Units
•The Sequent Plug & Drive system is one of the most successful LPG injection systems for port injection engines produced and sold to several other DOEM and OEM customers worldwide. The Company's also provides Sequent Direct Injection ("SDI") 2.0 and Liquid Direct Injection ("LDI") systems, especially designed and developed for the latest direct injection ("DI") engines.
•Westport Fuel Systems in the Netherlands offers its bi-fuel LPG and CNG systems (VSI-2.0, VSI-2.0 DI and VSI-3 DI) to several customers through their distributors under the Prins brand. The Direct LiquiMax system is a bi-fuel LPG system using liquefied LPG for direct injection engines achieving highest efficiency in terms of fuel use and lowest emission exhaust including CO2 and particles. Most recently launched the Prins VSI-3 DI LPG system offers a universal solution for a wide variety of vehicles and complies with the latest global emission standards like Euro 6D WLTP and certifications like R115/EPA. Additionally Prins offers the Dieselblend Dual-Fuel system in development markets which makes it possible to substitute a part of diesel by cleaner and cheaper (bio) LPG, CNG or LNG, improving operating economics.
DEVELOPMENT AND PRODUCTION
Development and production activities for the Transportation segment are located in Argentina, Canada, India, Italy, the Netherlands, and the U.S.A. Most of the Company's production is localized to respond quickly and efficiently to customer and market demands and to assure a high level of service and support. Certain plants and related processes are certified to ISO 9001 and IATF 16949 standards. In the interest of mitigating the environmental impacts of fuel system research, development, testing and assembly, certain facilities are also certified to ISO 14001 standard.
Westport Fuel Systems R&D centers include high quality infrastructure and test laboratories for components (flow and pressure test benches, climatic, thermal, low temperature and shock chambers, shakers, salt spray test machines for components endurance), as well as several state-of-the-art chassis and engine dynamometers to develop and test engine and vehicle emissions. In cases where resources may be constrained or specialized equipment we do not have is required, R&D activities are contracted to a third-party.
Europe
Production activities are carried out in several plants located in Italy and the Netherlands which have automated assembly lines, sophisticated lathes, milling and cutting equipment, robots to perform machining and assembly of critical electronic components, and automated testing capabilities. All Italian facilities are certified to ISO 9001, IATF 16949 and ISO 14001 standards. In the Netherlands, products are assembled and packaged in facilities which are NEN-EN-ISO-9001:2015 certified.
All manufacturing planning activities and current customer management for Westport HPDI 2.0™ are coordinated from Sweden, allowing rapid response to customer demand including a 24-hour support system with the R&D center in Canada. Our Brescia, Italy facility, which supports numerous light- and medium-duty OEM customers, also assembles LNG tanks on a build-to-order system to serve Westport HPDI 2.0™ customer requirements, as well as future needs for tanks and cryogenic systems.
Asia
Minda Westport Technologies Limited (previously Minda Emer Technologies Limited) is a joint venture between Minda Group and Emer S.p.A. that produces and markets LPG and CNG alternative fuel systems and products in India, Bhutan, Sri Lanka and Nepal. This includes forging, machining and assembly of valves.
Rohan BRC out of Ahmedabad, India, has been operating regulator assembly lines in the growing CNG Indian market for several years, offering a localized supply of CNG and LPG components for OEM and aftermarket customers. As announced on September 15, 2020, Minda Westport Technologies purchased the assets of Rohan BRC Gas Equipment to combine the product lines, provide a single point of contact and offer a better selection for automotive customers in India.
North America
Westport Fuel Systems performs the conversion of Ford alternative fuelled vehicles with bi-fuel and dedicated (mono-fuel) CNG and bi-fuel LPG systems at our Dallas, Texas facility. The region hosts primarily our technology centers including, Cambridge, Ontario, where we design and engineer light-, medium- and heavy-duty 350 bar and 700 bar hydrogen technology and other hydrogen fuel control components and solutions covering a complete spectrum of alternative fuel systems. In Calgary, Alberta we design, develop and manufacture electronic control modules and engine management software for SI natural gas engines.
The development center for Westport HPDI 2.0™ is located in Vancouver, British Columbia with production performed in Italy alongside key partners in Europe, China, and the U.S. To ensure capacity, high level of service and quality, and intellectual property protection, we have invested capital into our facilities and our partners' facilities. Our partners are certified in accordance with automotive OEM standards such as

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Business Overview | Operating Business Units

ISO 9001 and IATF 16949. Certain facilities are also certified to ISO 14001, in accordance with OEM supply agreements, to meet specific customer and automotive requirements and enable us to supply to the market for future OEMs.
South America
In Buenos Aires, CNG reducers, valves and injectors are manufactured by TA Gas Technology and distributed in Argentina, Brazil, Perú, Colombia, Bolivia and Mexico. The approximate 3,000 square foot facility is certified to ISO 9001: 2015 standards.
PRODUCTS UNDER DEVELOPMENT
Next Generation HPDI System
Westport Fuel Systems continues to develop the Westport HPDI fuel system and components to simplify the system architecture, improve engine performance and thermal efficiency, further reduce GHG emissions, and extend the durability of certain key components. These R&D activities are intended to position the market-leading Westport HPDI fuel system for long-term compatibility with anticipated advancements in diesel base engine platforms, including higher peak cylinder pressure, that are expected to be introduced in the next generations of diesel engine platforms.
Hydrogen HPDI System
Westport Fuel Systems has begun adapting the Westport HPDI fuel system to operate with high pressure hydrogen, which is expected to enable zero or near-zero CO2 emissions and yield significant benefits in total cost of ownership (TCO) compared to other low emission transportation solutions such as fuel cell electric vehicles and battery electric vehicles. Adapting the Westport HPDI fuel system for operation with hydrogen is expected to require only modest development of the existing on-engine HPDI fuel system components, and to leverage existing, commercially-available high-pressure hydrogen storage and fuel delivery equipment (complemented by our own GFI branded line of high pressure components). The majority of the development work necessary to adapt the Westport HPDI fuel system to operate with hydrogen is expected to be technology development and subsequent product development for onboard hydrogen compression, and overall system integration and injection calibration development to optimize the combustion, performance and emissions of the resulting H2 HPDI fuel system.
700 Bar Hydrogen Components
Westport Fuel Systems, via our GFI brand, is a leader in the development and supply of fuel management components for 350 bar hydrogen fuel storage and fuel delivery systems. With hydrogen fuel storage and fuel delivery systems increasingly migrating from 350 bar to 700 bar in order to improve the fuel storage density, the company is investing in the development and commercial launch of a comprehensive range of 700 bar hydrogen components, including automated shutoff valves for 700 bar hydrogen storage cylinders, fuel pressure regulators, and pressure relief devices.
Conformable CNG Storage
Large CNG cylinders are challenging to integrate into existing vehicle architectures when on-board space is at a premium and range requirements are high. Westport Fuel Systems' conformable CNG tank reduces this challenge by providing a shapeable CNG fuel storage solution that uses conventional composite materials to produce a space-efficient, tough, lightweight and low-cost storage solution for CNG vehicles. We are currently working with an OEM and a manufacturing partner with industry and government support to develop the technology concept for a light-duty truck platform.
Cryogenic Pump for LNG and Hydrogen
For applications such as mining, rail, marine, and oil & gas, current cryogenic pump options available in the market today are bulky, expensive, unreliable and do not provide instant fueling on startup. Our high-horsepower P200 cryogenic pump has been developed to overcome these problems and has met the required validation for structural and durability factors equivalent to over 10,000 hours of operation. The initial P200 pump prototypes were developed for and validated using LNG, and the P200 pump has also been tailored to operate with liquid hydrogen. The hydrogen variant of the P200 pump is currently in prototype testing; the results of that testing will be used to assess the feasibility, timing and costs for potential future commercialization of the P200 pump.
High Efficiency Spark Ignited ("HESI") Natural Gas System
Westport Fuel Systems has previously disclosed technology development investment in pursuit of HESI technology, using 100% monofuel natural gas as a fuel, taking advantage of the ultra-high octane performance fuel properties of natural gas for commercial vehicles. The

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Business Overview | Operating Business Units
development program proceeded to the engine and vehicle prototype phase and achieved the performance and efficiency targets expected of the technology. Further development of the technology has been suspended until an agreement is reached with an OEM for further development, commercialization and production.
RAW MATERIALS AND INPUTS
Westport Fuel Systems organizes operational planning into different models to adapt to our diverse customer base and expectations. We operate to optimize our inventories based on customer deliveries, or in a traditional manufacturing planning technique that directly undertakes operational procurement activities. Our procurement is divided into three general categories depending on the type of goods: raw materials, commercial off-the-shelf parts, and custom made-to-order parts. Raw materials are typically sourced from large-scale trading partners and are purchased at the fair market value when benefit can be gained. When practical, the Company will sign long-term agreements on commodity pricing to access lower market prices. Commercial off-the-shelf parts are typically sourced in local regions and can be shared across the organization to ensure a consistent supply where it is needed and to leverage our purchasing power. Custom made-to-order parts are sourced from strategic suppliers, or jointly developed with partners, to ensure the best combination of price, quality and delivery. Our supply base is subject to our general terms and conditions or unique long term supply agreements and is subject to review against key performance indicators to ensure we are getting optimal performance and value.
OFFICE AND FACILITY LOCATIONS
The number of locations where our development, manufacturing and commercial offices and facilities are located are collectively as follows:

OPERATIONS LOCATIONS
Geographic Region	Locations
North America	4
Europe	5
Asia	3
South America	1
CWI Joint Venture
CWI, our 50/50 joint venture with Cummins Inc. ("Cummins"), serves the medium and heavy-duty on highway engine markets. CWI engines are offered by many OEMs for use in transit, school and shuttle buses, conventional trucks and tractors, refuse collection trucks, and short-haul port drayage trucks, as well as specialty vehicles, such as concrete mixers and street sweepers. CWI is the leading supplier of natural gas engines to the North American medium- and heavy-duty commercial vehicle market. All CWI natural gas engines are dedicated 100% natural gas engines. The fuel for CWI engines can be carried in tanks on the vehicle as CNG or LNG. All engines are also capable of operating on up to 100% RNG.
CWI is a Delaware corporation owned 50% by Westport Power Inc., a wholly-owned subsidiary of Westport Fuel Systems Inc., and 50% by Cummins. The board of directors of CWI is comprised of three (3) representatives from each of Westport Fuel Systems and Cummins. On February 19, 2012, Westport, Cummins and CWI entered into a Second Amended and Restated Joint Venture Agreement ("Amended JVA")

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Business Overview | Operating Business Units

governing the operations of CWI. The Amended JVA amended, among other things, the focus of CWI's product development investments to North American markets, over the life of the joint venture.
The purpose of the CWI joint venture is to engage in the business of selling, marketing and developing SI natural gas engines for on-highway use. CWI utilizes Cummins' supply chain, back office systems and distribution and sales networks. The CWI joint venture term is scheduled to end on December 31, 2021 and, as per the joint venture agreement, effective from July 1, 2019, either Cummins or the Company can buy out the other's interest based on contractually defined terms and conditions.
PRODUCTS
Since February 2018, CWI has three engines in commercial production in North America, the ISX12N, L9N, and B6.7N engines. These engines are certified to the U.S. EPA and the California ARB optional low NOx standards and meet the 2021 EPA GHG emission requirements.
In addition to low emissions, the engines feature a new Engine Control Module with improved durability, on-board diagnostic capability, an enhanced maintenance-free Three-Way Catalyst, and a Closed Crankcase Ventilation system.
ISX12N
The ISX12N engine meets the California ARB optional Low NOx standard of 0.02 g/bhp-hr, a 90% reduction from engines operating at the current EPA NOx limit of 0.20 g/bhp-hr. Based on the ISX12 G, first introduced in 2013, the ISX12N natural gas engine is available with ratings from 320 to 400 hp and up to 1,450 lb-ft. of peak torque. The ISX12N is designed for line haul, regional haul, refuse, and vocational trucks, as well as motorcoach and commuter buses.
L9N
The L9N engine is certified to the California ARB optional low NOx standard of 0.02 g/bhp-hr, a 90% reduction from engines operating at the current EPA NOx limit of 0.20 g/bhp-hr. The L9N offers ratings from 250 to 320 hp and up to 1,000 lb-ft of peak torque, making it ideal for transit, shuttle and school bus, as well as medium-duty truck and refuse applications.
B6.7N
The B6.7N engine is certified to the California ARB optional low NOx standard of 0.02 g/bhp-hr, a 90% reduction from engines operating at the current EPA NOx limit of 0.20 g/bhp-hr. Available with ratings from 200 to 240 hp and up to 560 lb-ft of peak torque, the B6.7N is targeted at school bus, shuttle bus, and medium-duty truck applications.
CWI International Products
CWI also has engines available outside of North America meeting the emissions regulations of the markets these engines are sold in including the L9N and ISL G.
DEVELOPMENT AND PRODUCTION
CWI engines are manufactured in Cummins' North American engine plants in Rocky Mount, North Carolina and Jamestown, New York, allowing CWI to leverage Cummins' manufacturing footprint without incurring additional capital costs. Engines are sold to truck and bus OEMs for installation onto new vehicles. The fuel storage systems are installed at the OEM factory or at a third party location, such as a truck-body builder or at a fuel system integrator.
Corporate
The Corporate business segment is responsible for public company activities, corporate oversight and general administration, as well as activities relating to the protection of the Company's intellectual property.

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Business Overview | Intellectual Property

Intellectual Property
The goal of our intellectual property strategy is to capture, protect, and utilize our intellectual property in coordination with our business and technology plans to best enable the successful commercialization of our proprietary products. Our intellectual property strategy is designed to be adaptive to our target markets and the products intended for those markets, to support the commercial launch of new products, and to sustain a long-term competitive edge in the markets. We rely on a combination of patents, trade secrets, trademarks, copyrights and contracts to protect our proprietary technology.
We use patents as the primary means of protecting our technological advances and innovations, which include proprietary claims to components, materials, operating techniques, and systems. We have a proactive approach to identifying, evaluating and choosing strategic inventions that we seek to protect through the timely filing and prosecution of patent applications. We have a comprehensive invention disclosure program involving written invention memoranda and maintenance and preservation of supporting laboratory records. Patent applications are filed in various jurisdictions internationally, which are carefully chosen based on the likely value and enforceability of intellectual property rights in those jurisdictions, and to strategically reflect our anticipated major markets.
As of December 31, 2020, we have filed over 1,430 patent applications worldwide relating to more than 300 inventions, and we hold more than 600 issued patents worldwide, including more than 145 U.S. issued patents. We also have more than 110 patent applications pending in the U.S. and other countries and under the international Patent Cooperation Treaty, which preserves for at least 30 months our right to file corresponding patent applications in all of the major industrial countries that are of interest to us. These issued patents and pending patent applications cover various aspects of our technology.
We believe we have developed a significant international patent portfolio, which establishes a broad foundation for our ongoing research activities which continue to yield new and patentable developments. Our strategy is directed not only to capturing improvements that we make to our current technologies and extending the window for such technologies, but also to capturing future technologies that we believe could supplant current technologies.
Portions of our know-how are protected as trade secrets and through contractual agreements with our employees, suppliers, partners and customers. We take measures to carefully protect our intellectual property rights in our collaboration agreements and attempt to capture maximum value from our products to ensure a competitive advantage. We are supporting the ongoing development of our market image and branding strategy by seeking timely registration of our trademarks in strategically chosen jurisdictions.
Competitive Conditions
Westport Fuel Systems is a leader in high-performance, low-emission engine and fuel system technologies by utilizing gaseous fuels. We are one of only a few companies focused on the development and commercialization of these technologies. The Company primarily competes directly with companies offering alternative fuel combustion technologies, fuel delivery systems, components, electronics, and related systems using gaseous fuels. The Company collaborates with other alternative powered vehicle technologies such as hybridization, hydrogen fuel cell or other propulsion technologies.
The Company competes with conventional manufacturers and developers of combustion technologies, fuel delivery systems, components, and electronics for vehicles fuelled by diesel or gasoline. Industry participants compete on innovation, product performance, customer support, price, and other factors. Low oil prices in recent years, changing macroeconomic factors, and increased regulation has resulted in a highly competitive alternative fuels marketplace. The Company has leading market share positions in many of its markets and application segments globally or in certain countries, including its aftermarket system and components, light-duty DOEM products, and heavy-duty products.
Specifically, Westport Fuel Systems products and its related technologies compete with:
•Manufacturers of on-engine and off-engine components and systems for alternative fuels such as LPG, CNG, LNG, and hydrogen. These companies may produce only a small sub-set of components, or manufacture or assemble complete systems. These companies may also manufacture or assemble conversion kits that are used to convert vehicles fuelled by diesel or gasoline to an alternative fuel. In the future, the Company may also compete with traditional automotive component suppliers. The Company also competes with motor vehicle OEMs that develop fuel systems internally.
•Conversion specialists that convert vehicles to run on alternative fuels by installing alternative fuel components or systems on vehicles as part of a vehicle production OEM process, a DOEM process, or by installing components and conversion kits on vehicles in the aftermarket that were originally fuelled by diesel or gasoline.

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Business Overview | Competitive Conditions

•Conventional established technologies using spark-ignited or direct injection combustion technologies and related systems and components, such as engines powered by diesel fuel and gasoline. These incumbent technologies, from a fairly large number of global manufacturers, hold a very large market share in our target applications.
•Alternative-fuel engines and related technologies using broadly the same technical approaches as Westport Fuel Systems products, such as HPDI combustion technology, spark-ignited natural gas and dual-fuel engines, LNG tanks, and new and aftermarket fuel system components. These Westport Fuel Systems products compete head-to-head with conceptually-similar products from other companies.
In addition, electric vehicles are emerging in some markets and applications, particularly in urban applications where driving range requirements are limited. Currently, the primary applications for electric vehicles are passenger cars, transit buses and urban delivery vehicles. Electric vehicles have represented a very small share of global vehicle sales to date.
Electric vehicles are primarily offered with pure battery electric powertrains (“BEVs") or with hybrid powertrains that combine an internal combustion engine with a battery and electric motor. Hybrid electric vehicles represent a continuing opportunity for Westport Fuel Systems as their internal combustion engines can benefit from the emissions and operating cost reductions available from the use of gaseous fuels.
Westport Fuel Systems products will compete with BEV offerings in many markets and market segments. While the zero tailpipe emissions from BEVs are attractive to many customers, BEVs today have, in general, higher initial purchase costs, limited range and reduced capability in hot or cold weather. Electricity in many geographies continues to be generated using a portion of non-renewable sources so the overall CO2 emissions related to the operation of the vehicle are not zero. The production of lithium-ion battery cells generate significant CO2 emissions that are not included in the vehicle emissions calculations in most jurisdictions, and they also incorporate materials such as cobalt that are available from a limited number of geographic markets. The current cost, weight and power density of battery technology does not suit all vehicle applications. Batteries are slow to charge unless fast-charging equipment is used, and fast charging infrastructure is relatively sparse in most markets. In many markets, local electrical supply is not completely stable and power outages would result in immobilization of BEVs unless electricity back-up systems are installed.
Despite substantial and sustained government financial support in some markets, BEVs have not achieved meaningful market share on a global basis, perhaps largely due to the high costs of these products relative to limited buying power of prospective purchasers. Lack of costly re-fueling infrastructure compounds the problem in many places, adding to the attraction of alternative solutions. In contrast, Westport Fuel Systems’ gaseous fuel systems are economically viable today with comparatively low initial cost and with acceptable payback periods for vehicle operators. In markets like Italy, Turkey, Argentina and others, where refueling infrastructure is well developed, the market share of gaseous fuelled vehicles is growing and has achieved 10% of the overall registered vehicles.
Human Resources and Related Policies
Westport Fuel Systems employs a highly educated and experienced team of professionals focused on the development and commercialization of a portfolio of products and technologies. The Company actively recruits skilled individuals with diverse backgrounds from around the world and provide them with specific training relating to our product and technology portfolios and retain consultants and contract workers with specific expertise when appropriate. Each employee is required to execute confidentiality and proprietary rights agreements and must also certify to having read and understood the Company's Code of Conduct (the "Code"). In 2019 we adopted a new Code and provided online training to support our ongoing efforts to ensure our global and diverse workforce is empowered to do the right thing, for the right reason, and in the right way.
As at December 31, 2020 our workforce worldwide was 1,313 individuals, which includes direct employees and individuals employed through third party agencies or contracts. Our workforce includes, but is not limited to, of a mix of engineers, manufacturing technicians, and commercial professionals that have experience with alternative fuel systems, combustion technologies, and fuel storage and delivery systems, including cryogenics. Our direct employees are represented by labour unions only in Italy, Sweden, and Argentina.
We are committed to a workplace free of discrimination and harassment. Our expectations for individual integrity and ethical, moral, and legal conduct are outlined in the Code which applies to everyone in Westport Fuel Systems, including directors, officers, employees, contractors, agents, and consultants who act on behalf of Westport Fuel Systems in any business dealings. An anonymous ethics hotline is made available as an avenue for employees to raise concerns about corporate conduct. The Whistleblower Policy includes the reassurance that individuals will be protected from reprisals or victimization for "whistle blowing" in good faith.

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Business Overview | Social and Environmental Policies
Social and Environmental Policies
Westport Fuel Systems is committed to an operating philosophy based on fairness and concern for employees, customers, the public, protection of the work environment and the safe design and operation of our products, facilities and equipment, and the communities in which it operates. The health and safety of employees and their active participation in ensuring a safe and healthy workplace is an integral part of our operations. Our Joint Health and Safety Committee members are champions for workplace safety and help to monitor, collect feedback and advise on programs and initiatives. More than 96% of employees work in facilities with a formal joint management-employee health and safety committee1. Our committees are made up of cross-functional management and employee representatives who advise and recommend action on any workplace health and safety issues brought to them. We continually seek improvements to our work practices to ensure that they are the most efficient, effective and environmentally prudent in the long run while, at the same time, satisfying or exceeding all applicable government laws and regulations in the various jurisdictions in which we operate.
The Company is also committed to the protection of the environment and the prevention of pollution and strives to be an industry leader in mitigating the environmental impacts of fuel system research, development, testing and assembly. The Company has established an Environmental Policy which guides how our operating sites support this commitment and assess our environmental performance, compliance with applicable environmental legislation and adherence to our Environmental Policy. Certain plants have Environmental Management Systems ("EMS") certified to ISO 14001 standards. In 2020, the Company has not experienced any significant spills nor received any material fines or non-monetary sanctions for environmental non-compliance during the reporting period. A copy of the Environmental Policy can be found on the Company website at wfsinc.com/about/environmental-policy/.
Westport Fuel Systems strives to create leading edge technologies that meet or exceed the requirements of regulation, industry codes and standards to shift the transportation sector to alternative fuels. Working in conjunction with our partners, we are committed to delivering low-emission fuel solutions that will meet the demand for high-efficiency, high-performance, and low-carbon transportation. Risks to our business which are a result of environmental legislation is described in the section "RISK FACTORS: RISKS RELATED TO OUR BUSINESS AND THE AUTOMOTIVE INDUSTRY".
A full review of Westport Fuel System’s social and environmental performance including additional policies, procedures, and disclosures can be found in our annual Environmental, Social and Governance ("ESG") report available on the Company website at wfsinc.com/sustainability/.
Notes:
1.As per the analysis conducted for the 2019 ESG Report found at wfsinc.com/sustainability.
Dividend Policy
To date, we have not paid out any dividends on our Common Shares and any future dividends will be declared at the sole discretion of the Board. Future payment of dividends will be dependent on our ability to pay, including factors such as cash on hand, sustainable cash flow and achieving profitability, the financial requirements to fund growth, our general financial condition, and other factors that the Board may consider appropriate in the circumstances. Under some of our credit facilities, any dividends, shareholder loan repayments and other capital withdrawals require prior consent from our lenders.
Description of Capital Structure
Our authorized share capital consists of an unlimited number of Common Shares and an unlimited number of preferred shares ("Preferred Shares") issuable in series with no par value. As at December 31, 2020, our issued share capital consisted of 144,069,972 Common Shares and no Preferred Shares. Our Board may at any time issue Preferred Shares in one or more series, each series to consist of such number of Preferred Shares as may be determined by the Board. The Board may determine at the time of issuance the designation, rights, privileges, restrictions, and conditions attaching to each series of Preferred Shares.
As more fully described below under "Description of Common Shares", the holders of our Common Shares are entitled to notice of, to attend and to one vote per Common Share at all meetings of our shareholders. The holders of our Preferred Shares have no right to receive notice of or to be present at or vote either in person, or by proxy, at any of our general meetings by virtue of or in respect of their holding of Preferred Shares.
Subject to any rights, privileges, restrictions and conditions that may have been determined by the directors to apply to any series of Preferred Shares or any restrictions in any of our debt agreements, the Board shall have complete discretion to pay dividends on any class or classes of shares or any series within a class of shares issued and outstanding in any particular year to the exclusion of any other class or classes of shares or any series within a class of shares out of any or all profits or surplus available for dividends.

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Description of Capital Structure
On our winding-up, liquidation or dissolution or upon the happening of any other event giving rise to a distribution of our assets other than by way of dividend amongst our shareholders for the purposes of winding-up the Company's affairs, subject to any rights, privileges, restrictions and conditions that may have been determined by the Board to attach to any series of Preferred Shares, the holders of all Common Shares and Preferred Shares shall be entitled to participate pari passu.
Description of Common Shares
The holders of our Common Shares are entitled to one vote per Common Share at meetings of shareholders, to receive such dividends as declared by the Board, and to receive Westport Fuel Systems remaining property and assets upon dissolution or winding-up. The Common Shares are not subject to any future call or assessment, and there are no exchange, pre-emptive, conversion, redemption or retraction rights attached to the Common Shares.
The following table provides additional information regarding the outstanding Common Shares as well as Westport Fuel Systems outstanding performance share units ("PSUs"), restricted share units ("RSUs"), and restricted phantom shares ("RPSs") as at December 31, 2020.

OUTSTANDING COMMON SHARES, PSUs, RSUs & RPSs
Share Units
Shares Outstanding	144,069,972
PSUs
Outstanding	919,150
Exercisable	—
RSUs
Outstanding	533,228
Exercisable	22,588
RPSs
Outstanding	98,700
Exercisable	—
For information on how PSUs, RSUs and RPSs are awarded under the Company's compensation program, please see the latest Company Management Information Circular dated March 15, 2021.
Market for Securities
The outstanding Common Shares are listed and posted for trading on the Toronto Stock Exchange ("TSX") under the trading symbol "WPRT". The following table sets forth the market price ranges (in Canadian dollars) and the aggregate volume of trading of the Common Shares on the TSX for the periods indicated:

TSX (WPRT) in Canadian Dollars
Period	High (C$)	Low (C$)	Close (C$)	Volume
January 2020	$3.72	$3.11	$3.40	868,905
February 2020	$3.58	$2.45	$2.53	688,330
March 2020	$2.65	$1.02	$1.27	1,684,624
April 2020	$1.77	$1.05	$1.46	1,676,938
May 2020	$2.17	$1.27	$1.81	2,323,006
June 2020	$2.05	$1.54	$1.65	2,127,181
July 2020	$2.65	$1.59	$2.10	3,055,612
August 2020	$3.10	$1.95	$2.22	3,602,899
September 2020	$3.20	$2.04	$2.18	7,145,061
October 2020	$3.03	$2.09	$2.36	4,812,575
November 2020	$5.69	$2.29	$5.13	10,765,192
December 2020	$8.00	$4.85	$6.77	10,975,855
January 2021	$11.20	$6.14	$6.37	12,581,803
February 2021	$16.49	$9.14	$11.87	12,216,312
March 2021 (to March 14, 2021)	$13.38	$8.81	$12.16	5,834,440
The outstanding Common Shares are also listed and posted for trading on the NASDAQ Global Select Market ("NASDAQ") under the trading symbol "WPRT". The following table sets forth the market price ranges (in US dollars) and the aggregate volume of trading of the Common Shares on the NASDAQ for the periods indicated:

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Market for Securities

NASDAQ GLOBAL SELECT MARKET (WPRT)
Period	High ($)	Low ($)	Close ($)	Volume
January 2020	$2.86	$2.39	$2.57	10,722,794
February 2020	$2.71	$1.82	$1.86	8,325,747
March 2020	$1.95	$0.70	$0.94	24,957,618
April 2020	$1.27	$0.73	$1.05	21,656,230
May 2020	$1.57	$0.90	$1.31	27,157,529
June 2020	$1.54	$1.12	$1.24	22,007,816
July 2020	$2.00	$1.17	$1.49	37,272,420
August 2020	$2.34	$1.46	$1.70	31,917,132
September 2020	$2.42	$1.55	$1.63	128,454,071
October 2020	$2.31	$1.57	$1.77	36,261,157
November 2020	$4.40	$1.72	$3.94	74,070,768
December 2020	$6.22	$3.75	$5.33	67,495,606
January 2021	$8.87	$4.80	$7.44	80,890,318
February 2021	$12.95	$7.12	$9.37	101,153,322
March 2021 (to March 14, 2021)	$10.59	$6.93	$9.74	32,021,329
In the twelve-month period ended December 31, 2020, Westport Fuel Systems granted the following RSUs, RPSs and PSUs pursuant to the Westport Fuel Systems Omnibus Plan. The following grants are in Canadian dollars.

WESTPORT FUEL SYSTEMS OMNIBUS PLAN GRANTS in units and Canadian Dollars
Date	Number of Securities Granted (RSUs)	Number of Securities Granted (PSUs)	Number of Securities Granted (RPSs)	Per Share Market Value of Shares Underlying Securities at Time of Unit Issuance ($CDN)
March 18, 2020	17,805	20,900	—	$1.09
April 30, 2020	114,867	—	—	$1.53
June 16, 2020	99,608	—	—	$1.72
September 2, 2020	150,133	—	—	$2.23
September 15, 2020	66,222	—	—	$2.14
November 16, 2020	11,538	—	—	$3.84
December 15, 2020	26,488	—	—	$5.35
Prior Securities Issued
No securities of Westport Fuel Systems not listed or quoted on any exchange were issued during the year ended December 31, 2020, other than RSUs, RPSs, and PSUs. Additional information with respect to the issuance of securities under Westport Fuel Systems equity compensation plan during the most recently completed financial year will be outlined in the Company Management Information Circular in respect of its 2021 Annual General Meeting of Shareholders to be held on May 5, 2021, which will be made available on SEDAR at www.sedar.com.

18 | WESTPORT FUEL SYSTEMS INC. 2020 ANNUAL INFORMATION FORM

Directors and Executive Officers
Directors and Executive Officers
Our shareholders elect the members of our Board at each annual general meeting. Directors typically hold office until their successor is appointed or until the next annual general meeting of shareholders at which time they may be re-elected or replaced. The following tables set forth the names and municipalities of residence of all of the current members of our Board and named executive officers, as well as the positions and offices held by such persons, their principal occupations, and number of Common Shares held as of March 14, 2021.
Director Biographies

DANIEL M. HANCOCK			CHAIR

Daniel M. Hancock (70) was appointed to the Board in July 2017, having previously joined the Company's Advisory Board in March of 2017. Mr. Hancock is currently President of DMH Strategic Consulting LLC and also serves on the board of directors of Cryoport Systems, Inc., a U.S. headquartered company listed on the NASDAQ. Mr. Hancock retired from General Motors ("GM") in 2011, after 43 years of service in GM's powertrain engineering and general management functions. His last position with GM was Vice President, Global Strategic Product Alliances. During this period he served as Chairman of GM's DMAX and VM Motori diesel engine joint ventures with Isuzu and Fiat, respectively. Mr. Hancock's previous appointments at GM included: Vice President, Global Powertrain Engineering; CEO, Fiat-GM Powertrain; and President, Allison Transmission Division. He now serves in board and advisory positions with several organizations focusing on new powertrain technologies and STEM (Science, Technology, Engineering, and Mathematics) education. He was President of SAE International in 2014 and is a member of the National Academy of Engineering. He received a Master's Degree in Mechanical Engineering from Massachusetts Institute of Technology and a Bachelor's degree also in Mechanical Engineering from General Motors Institute (now Kettering University), Michigan.

Resides in: Indianapolis, IN, USA Citizenship: United States of America Director Since: July 2017	Westport Fuel Systems Board Committee Memberships
Board of Directors (Chair) Human Resource and Compensation Committee (Chair) Nominating and Corporate Governance Committee
	Common Shares	Share Units	Total
	135,344	—	135,344
Principal Occupation for Last 5 years:
President of DMH Strategic Consulting since 2011

MICHELE J. BUCHIGNANI			DIRECTOR

Michele J. Buchignani (57) was appointed a member of the Westport Fuel Systems Board in March of 2018, having previously served on the Advisory Board since September 2017. Ms. Buchignani brings experience as a strategic business leader with extensive senior level experience in law, finance, private equity, strategy, governance and compensation. Ms. Buchignani is currently Chief Executive Officer of McLean Drive Consulting Ltd., a consulting firm to private equity owned and growth companies and also serves as Managing Partner of McLane Drive Holdings LP., a U.S. real estate holding company. Ms. Buchignani also sits on the board of directors of Copper Mountain Mining Corporation, a TSX/ASX listed company. Previously, Ms. Buchignani held executive positions including as a Director with Teachers’ Private Capital, the private equity arm of the Ontario Teachers’ Pension Plan in Toronto from 2005 to 2009; Managing Director and Head of the Private Equity Funds Group at CIBC Capital Partners in Toronto and New York from 1999 to 2003; and Managing Director and Canadian General Counsel for CIBC World Markets from 1996 to 1999. From 1989 to 1996, she practiced corporate law in Toronto and London at Stikeman Elliott and was elected as a partner in 1995. Ms. Buchignani holds the ICD.D designation from the Institute of Corporate Directors. She serves in board and advisory positions with several corporate and not-for-profit organizations including TSX Trust Company, Dane Creek Capital Corp., CAI Capital Partners V L.P., and RCF Jolimont Innovation Fund II. Ms. Buchignani holds a Bachelor of Arts degree with Honours in English from the University of British Columbia and a JD from the University of Toronto. She also completed the Stanford Executive Program at the Graduate School of Business at Stanford University.

Resides in: Vancouver, BC, Canada Citizenship: Canadian Director Since: March 2018	Westport Fuel Systems Board Committee Memberships
Board of Directors Audit Committee (Served until April 29, 2020) Human Resource and Compensation Committee Nominating and Corporate Governance Committee
	Common Shares	Share Units	Total
	46,647	—	46,647
Principal Occupation for Last 5 years:
Corporate Director; CEO of McLean Drive Consulting Ltd since 2010; Managing Partner of McLean Drive Holdings LP since 2012.

WESTPORT FUEL SYSTEMS INC. 2020 ANNUAL INFORMATION FORM | 19

Directors and Executive Officers | Directors Biographies

BRENDA J. EPRILE			DIRECTOR

Brenda J. Eprile (66) joined the Board of Directors in October 2013 and was board chair from February 2017 to May 2020. From 2000 to 2012, Ms. Eprile was a Senior Partner at PricewaterhouseCoopers and led the Risk Advisory Services practice. From 1985 to 1997, she had a distinguished career as a securities regulator in Canada, having held the positions of both Executive Director and Chief Accountant at the Ontario Securities Commission. She is the former chair of the board of Home Capital Group, a TSX listed mortgage lending company and led the board through a severe liquidity crisis in April 2017. She is currently a member of the boards of Atlantica Sustainable Infrastructure, a Nasdaq listed, global renewable energy company, GCT Global Container Terminals Inc. a privately held Vancouver headquartered company, Olympia Trust Company and Olympia Financial Group, Canadian-based financial institutions, and Canvas GFX a leading graphic illustration and technical documentation software company. Ms. Eprile is a CPA and holds the ICD.D designation. She has an Masters of Business Administration from York University and Bachelor of Music in Performance from the Faculty of Music at the University of Toronto.

Resides in: Toronto, ON, Canada Citizenship: Canadian Director Since: October 2013	Westport Fuel Systems Board Committee Memberships
Board of Directors Audit Committee (Chair) Human Resources and Compensation Committee Nominating and Corporate Governance Committee (served until April 29, 2020)
	Common Shares	Share Units	Total
	251,901	—	251,901
Principal Occupation for Last 5 Years
Corporate Director

RITA FORST			DIRECTOR

Rita Forst (65) was appointed to the Westport Fuel Systems Board in April 2020, having previously joined the Company's Advisory Board in January of 2018. Since 2015 Ms. Forst has been an independent consultant in the automotive technology business. She also serves on the Board of Directors of AerCap Holdings NV, an aviation leasing company headquartered in Dublin, Ireland. In addition, she serves as member of the Supervisory Board of ElringKlinger AG headquartered in Dettingen, Germany and NORMA Group SE in Maintal, Germany and as a member of the Advisory Board of iwis headquartered in Munich, Germany. In 2013, Ms. Forst retired from Opel/General Motors (GM) after 36 years of service in its global powertrain and vehicle engineering functions. Her last position with Opel/GM was member of the Opel Management Board and Vice President Vehicle Engineering for General Motors Europe. Ms. Forst has extensive experience in powertrain and vehicle engineering. She received a Bachelor of Science in Mechanical Engineering from Darmstadt University of Applied Technology and a Bachelor's degree in Mechanical Engineering from General Motors Institute (now Kettering University), Michigan.

Resides in: Doersdorf, Germany Citizenship: German Director Since: April 2020	Westport Fuel Systems Board Committee Memberships
Board of Directors Audit Committee Human Resources and Compensation Committee
	Common Shares	Share Units	Total
	51,069	—	51,069
Principal Occupation for Last 5 years:
Self-employed consultant since 2015, Corporate Director.

20 | WESTPORT FUEL SYSTEMS INC. 2020 ANNUAL INFORMATION FORM

Directors and Executive Officers | Directors Biographies

ANTHONY (TONY) GUGLIELMIN			DIRECTOR

Anthony (Tony) Guglielmin (63) was appointed to the Board in January 2021. Mr. Guglielmin serves as SVP and Chief Financial Officer with Ballard Power Systems located in Vancouver, a global leader in clean energy fuel cell products and services, having joined Ballard in June 2010. Mr. Guglielmin previously served as SVP Finance and Chief Financial Officer of Canada Line Rapid Transit Inc. (“Canada Line”), a $2 billion rapid transit project connecting the Vancouver International Airport, the City of Richmond and downtown Vancouver, BC. Prior to joining Canada Line, Mr. Guglielmin held senior management roles in treasury, capital markets, investor relations, corporate development and strategic planning at both Finning International Inc. and British Columbia Hydro in Vancouver, and the Bank of Nova Scotia in Toronto. Mr. Guglielmin holds a Bachelor of Arts in Economics and Political Science and a Masters of Business Administration from McGill University. He also holds the Chartered Financial Analyst designation and is a member of the Financial Executives Institute. He also serves on the Board and is Chair of the Audit Committee of Information Services Corporation (ISV.TO), a TSX listed company located in Regina, Saskatchewan, as well as on the Board of a number of private and not-for-profit organizations. He was also recently awarded the Business in Vancouver 2017 CFO of the year in the Transformation Agent category.

Resides in: Vancouver, BC, Canada Citizenship: Canadian Director Since: January 2021	Westport Fuel Systems Board Committee Memberships
Audit Committee (as of January 7, 2021) Nominating and Corporate Governance Committee (as of January 7, 2021)
	Common Shares	Share Units	Total
	20,000	—	20,000
Principal Occupation for Last 5 years:
Corporate Director, SVP and Chief Financial Officer of Ballard Power Systems since June 2010.

DAVID M. JOHNSON			DIRECTOR

David M. Johnson (54), was appointed CEO in January 2019 and is a member of the Westport Fuel Systems Board of Directors. Mr. Johnson is an industry veteran with more than 30 years of experience leading engine, vehicle and technology development for automotive and commercial vehicle industries around the world. Prior to his appointment, Mr. Johnson served for ten years as President and CEO of Achates Power Inc. leading technical, commercial and corporate development to establish the organization as a leading developer of opposed-piston engines. Mr. Johnson’s distinguished career began in 1990 with Ford Motor Company in Truck Powertrain Planning. Mr. Johnson subsequently held a variety of roles in engineering, product planning, program management, and strategic development with increasing responsibility. Since then Mr. Johnson has served in a variety of roles with leading automotive companies including senior roles at Navistar and GM. Mr. Johnson combines deep technical expertise with a decades-long career in international markets. He earned a Master of Business Administration and a Bachelor of Science in Mechanical Engineering from Cornell University.

Resides in: Scottsdale, Arizona, USA Citizenship: United States of America Director Since: January 2019	Westport Fuel Systems Board Committee Memberships
Board of Directors
	Common Shares	Share Units(1)	Total
	188,153	385,417	573,570
Principal Occupation for Last 5 years:
CEO of Westport Fuel Systems since January 2019; CEO Achates Power Inc. from 2008 to 2018.

WESTPORT FUEL SYSTEMS INC. 2020 ANNUAL INFORMATION FORM | 21

Directors and Executive Officers | Directors Biographies

KARL-VIKTOR SCHALLER			DIRECTOR

Prof. Dr. Karl Viktor Schaller (62) was appointed to the Westport Fuel Systems Board in April 2020. He is currently an Honorary Professor at the Technical University of Munich and founder and Managing Director of kvs consulting. Previously, Dr. Schaller was the Executive Vice President of motorcycles with BMW AG from April 2014 to July 2019 and Technical Director of the Engineering and Purchasing Department at MAN Truck and Bus SE ("MAN" a German DAX30 company, now part of Volkswagen) until 2006. Dr. Schaller then served as a Board Member at MAN and was responsible for product development, purchasing and planning. During his tenure at MAN from 1990 to 2009, he headed various departments including those responsible for development of alternative drive systems (batteries, various hybrids, natural gas, hydrogen in ICE and fuel cells) and heavy trucks. He holds a diploma and a doctorate (Dr.-Ing., magna cum laude) in Mechanical Engineering from the Technical University of Munich. In 2007 he was awarded honorary professor at the Technical University of Munich for his lecture on "commercial vehicles".

Resides in: Munich, Germany Citizenship: German Director Since: April 2020	Westport Fuel Systems Board Committee Memberships
Board of Directors Audit Committee Nominating and Corporate Governance Committee
	Common Shares	Share Units	Total
	36,951	—	36,951
Principal Occupation for Last 5 years:
Honorary Professor and Managing Director of kvs consulting; Executive Vice President Engineering at BMW AG from April 2014 to July 2019.

EILEEN WHEATMAN			DIRECTOR

Eileen Wheatman (62) is an experienced president and Chief Financial Officer with broad senior executive level management experience in a variety of industries including finance and telecommunications. Ms. Wheatman is currently the President of Douglas Communications Inc. Having joined the organization as controller in 1996, Ms. Wheatman was named Chief Financial Officer in August 1999, and President in 2017. She has a diverse background in business planning, finance and corporate strategy, as well as public accounting, audit, and estate taxation. Ms. Wheatman is currently on the Board of Directors and Audit Committee for KSR International Co., a Tier 1 auto parts manufacturer with over $230 million in revenue, and also serves on the Board of Directors for Quantum Fuel Systems, a previously publicly traded company acquired through bankruptcy in 2016. Ms. Wheatman holds a Bachelor’s degree in Business Management with emphasis in accounting supplemented with Masters’ classes in Estate Taxation. Ms. Wheatman was awarded The Wall Street Journal award for the highest GPA in Business Management in graduating class and obtained a CPA certification in California in 1990.

Resides in: Petaluma, CA, USA Citizenship: United States of America Director Since: April 2020	Westport Fuel Systems Board Committee Memberships
Board of Directors Human Resources and Compensation Committee
	Common Shares	Share Units	Total
	37,408	—	37,408
Principal Occupation for Last 5 years:
President of Douglas Communications; CFO of Douglas Communications; Corporate Director

Notes:
1.Certain of such Share Units are subject to a time-based or performance restriction.

22 | WESTPORT FUEL SYSTEMS INC. 2020 ANNUAL INFORMATION FORM

Directors and Executive Officers | Executive Officers Biographies

Executive Officers Biographies
As of March 15, 2021 biographies for the Company's Executive Officers are as follows. For David M. Johnson, see information contained under the heading "Director Biographies".

Richard Orazietti	CHIEF FINANCIAL OFFICER
Citizenship: Canada

Richard Orazietti (52) was appointed CFO September 3, 2019. Mr. Orazietti has had a distinguished career as a finance leader with expertise across multiple finance disciplines and extensive experience working with business and operational management to drive change and improve performance. Prior to joining Westport Fuel Systems, he served as Senior Vice President, Treasurer of Goldcorp, Inc., a former NYSE and TSX listed senior gold producer, where he was responsible for financing the company’s strategic and operating objectives and managing risk exposure. Previously, he also held roles as Senior Vice President, Controller and Vice President, Internal Audit. Prior to Goldcorp, Mr. Orazietti served as Vice President, Finance at BCE Inc., Canada’s largest communications company, where he led the financial management of various operating divisions during a period of significant change in the industry. He brings extensive experience in corporate finance, risk management, financial reporting and control, operational management, strategic planning and in leading change. He is a Chartered Professional Accountant (“CPA”) in British Columbia and holds a Global Executive MBA from the IESE Business School at the University of Navarra and a Bachelor of Business Administration from Simon Fraser University. Mr. Orazietti is also fluent in French, Italian, and Spanish.

Resides in: Burnaby, British Columbia
Westport Fuel Systems since: September 2019
Common Shares: 113,719
Share Units(1): 211,667
Principal Occupation for Last 5 years: CFO since September 2019, Senior Vice President, Treasurer of Goldcorp, Inc. and Senior Vice President, Controller of Goldcorp Inc.

James (Jim) Arthurs	EXECUTIVE VICE PRESIDENT
Citizenship: Canada

Jim Arthurs (62) is Executive Vice President at Westport Fuel Systems. Mr. Arthurs joined Westport Fuel Systems in 2011 and has overseen the development of Westport’s heavy duty engine and fuel system technologies, including the HPDI system. Mr. Arthurs also sits on the board of directors of Western Forest Products Inc., a TSX listed company. In November 2016, Jim took responsibility for the newly formed Electronics Group, with oversight of Electronic Control Unit hardware and software across Westport Fuel Systems. Jim is a Director of CWI, a joint venture company owned equally by Cummins and Westport Fuel Systems that designs, engineers and markets spark-ignited natural gas engines for medium- and heavy-duty transportation applications such as trucks and buses. Previously, Jim was President of CWI from 2012 to 2013 and led the development of the Cummins Westport ISX12 G natural gas engine. Prior to that, Jim was Vice President, Cryogenic Systems and Vice President, Operations for Westport. Prior to joining Westport, Jim was a Managing Partner and Co-Founder of i3 Transition Partners LLP, a management consulting firm that specialized in business assessments and helping companies plan for and implement strategic change. Over his career, Jim has held senior sales, operating and executive management positions at several companies including IBM and Weyerhaeuser. Jim holds a Bachelor of Science degree in Computer Science from the University of Calgary.

Resides in: North Vancouver BC, Canada
Westport Fuel Systems since: May 2011
Common Shares: 137,824
Share units(1): 43,750
Principal Occupation for Last 5 years: Executive Vice President of Westport Fuel Systems since November 2016; Executive Vice President, Heavy Duty Systems of Westport Fuel Systems since January 2014.

Bart van Aerle	VICE PRESIDENT, PRODUCT AND BUSINESS STRATEGY
Citizenship: Dutch
Bart van Aerle (48) is Vice President Product and Business Strategy having previously served as Vice President Prins, one of the Company’s material subsidiaries and key brand of Westport Fuel Systems in the Netherlands. In his role, Mr. van Aerle is responsible for strategic planning, the development of the Company’s technology and product roadmaps, and identifying new market and industry partnerships. As Vice President Prins, Mr. van Aerle led the strategy and operations of the Company’s Eindhoven operations and the Prins brand, expanding sales of high quality LPG, CNG and LNG aftermarket systems and components for automotive and transportation vehicles worldwide. Previously Mr. van Aerle served as President Cummins Westport from January 2018 to July 2019 where he oversaw the Company’s joint venture launch of the first heavy-duty Class 8 truck with near-zero emissions. With almost 25 years of automotive industry experience he has held various leadership positions including sales management, operations, and quality at Ecological Engine Company Ltd. in the United Kingdom and with Prins Autogassystemen in Eindhoven. Mr. van Aerle holds a Bachelor in Business Administration and Engineering from Fontys University in Eindhoven.

Resides in: Eindhoven, Netherlands
Westport Fuel Systems since: December 2014
Common Shares: 13,323
Share units(1): 25,917
Principal Occupation for Last 5 years: Vice President Product and Business Strategy since 2020, Vice President Prins since December 2014, President Cummins Westport from January 2018 until June 2019.

WESTPORT FUEL SYSTEMS INC. 2020 ANNUAL INFORMATION FORM | 23

Directors and Executive Officers | Executive Officers Biographies
Notes:
1.Certain of such Share Units are subject to a time-based or performance restriction.
Former Executive Officers
As of March 15, 2021, the following are former Executive Officers of Westport Fuel Systems who served during the fiscal year 2020. Massimiliano Fissore served as Westport Fuel Systems' Executive Vice President, Transportation until January 7, 2021.
Former Executive Officer Biographies

Massimiliano Fissore	SENIOR VICE PRESIDENT, INDEPENDENT AFTERMARKET & DOEM
Citizenship: Italy

Massimiliano Fissore (50) served as Executive Vice President Transportation from March 2020 to January 2021 having previously served as Senior Vice President, Independent Aftermarket & DOEM at Westport Fuel Systems. Mr. Fissore joined Westport Fuel Systems in 2016 as part of the Fuel System Solutions and Westport merger. Between 2016 and 2021, Mr. Fissore has served as CEO of MTM and was responsible for the full management of the different businesses and divisions, including our subsidiaries located in South America and Asia. Previously he served in the role of General Manager, MTM from October 2014 to July 2016. He has spent most of his career in the alternative fuel industry, developing LPG and CNG products, technologies, and markets. He has spent a significant amount of time with BRC Gas Equipment and Zavoli, which are well established brands now owned by Westport Fuel Systems. From 2010 to 2014, Mr. Fissore was General Manager of the CNG Refueling Division of MTM, responsible for the development of the business of CNG compressor and refueling equipment branded Cubogas. In 2007, Mr. Fissore joined Zavoli and became CEO of Zavoli from 2007 to 2010. In 2003, Mr. Fissore joined McCormick Mexico, a subsidiary of Argo Tractors-an Italian company that produces agricultural tractors-and served as CEO of McCormick Mexico from 2003 to 2007. From 1997 to 2003, Mr. Fissore was CEO of BRC Argentina and WMTM Brazil. He has a law degree from the University of Turin in Italy and currently also served as Chairman of MTM.

Resides in: Cherasco, Italy
Westport Fuel Systems since: June 2016
Common Shares: -
Share units: -

Principal Occupation for Last 5 years:

EVP Transportation March 2020 - January 2021. Sr. Vice President, Independent Aftermarket and DOEM 2018 - 2020; CEO of M.T.M Srl. since 2016; Managing Director of M.T.M Srl.; from July 2016 to August 2018; General Manager of M.T.M. Srl. from October 2014 to July 2016 ; General Manager of the CNG Refueling Division of M.T.M. Srl. from April 2010 to September 2014.

Shareholdings of Directors and Executive Officers
As of March 14, 2021 our Board members and executive officers as a group beneficially owned, directly or indirectly 1,032,339 of our Common Shares, representing approximately 0.698% of the 147,848,018 Common Shares outstanding on such date.
Cease Trade Orders, Bankruptcies, Penalties or Sanctions
Other than as described below, none of the directors or executive officers is, as of the date of this AIF, or was within ten years before the date of this AIF, a director, CEO or CFO of any company (including Westport Fuel Systems) that: (i) was subject to a cease trade, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation (each, an "Order") for a period of more than 30 consecutive days that was issued while the director or executive officer was acting in the capacity as director, CEO or CFO; or (ii) was subject to such an Order that was issued after the director or executive officer ceased to be a director, CEO or CFO and which resulted from an event that occurred while that person was acting in the capacity as director, CEO or CFO.
Other than as described below, none of the directors or executive officers, or, to the Company's knowledge, shareholders holding a sufficient number of securities of the Company to materially affect the control of the Company, is, as of the date of this AIF, or has been within the ten years before the date of this AIF, a director, executive officer or CFO of any company (including Westport Fuel Systems) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.
On February 9, 2017, Home Capital Group Inc. (“Home Capital”) received an enforcement notice from Staff of the Ontario Securities Commission ("OSC") relating to its disclosure in 2015. Ms. Eprile formerly chaired the board of Home Capital Group, having joined as a director in May of 2016. On April 19, 2017, the OSC issued a Statement of Allegations and Notice of Hearing against Home Capital. On June 14, 2017,

24 | WESTPORT FUEL SYSTEMS INC. 2020 ANNUAL INFORMATION FORM

Directors and Executive Officers | Cease Trade Orders, Bankruptcies, Penalties or Sanctions
the Company announced that it had reached two settlement agreements which together comprised a global settlement with the OSC and with respect to a proposed class action involving Home Capital. The settlements were subject to the approval of the OSC and the court.
None of the directors or executive officers (in their personal capacity), or, to the Company's knowledge, shareholders holding a sufficient number of securities of the Company to materially affect the control of the Company, has, within the ten years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold their assets.
None of the directors or executive officers, or, to the Company's knowledge, shareholders holding a sufficient number of securities of the Company to materially affect the control of the Company, has been subject to: (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.
On September 27, 2019 the Company announced that it had reached a settlement with the SEC resolving an investigation into the Company’s investment in Weichai Westport Inc. and compliance with the FCPA and securities laws related to disclosure in SEC filings in connection with the Westport Fuel Systems operations in China.
Conflict of Interests
Certain directors and officers of Westport Fuel Systems may currently, or in the future, also serve as directors and/or officers of other entities that may be involved in the same industry as Westport Fuel Systems, or have competing interests, and therefore it is possible that a conflict may arise between their duties as directors or officers of Westport Fuel Systems and their duties as directors and/or officers of such other companies. Such potential conflicts are described in the director and officer biographies included in this AIF.
James (Jim) Arthurs, an executive vice president of Westport Fuel Systems, has been serving on the board of directors of CWI as a director since January 1, 2014 and was appointed Chair of CWI effective January 1, 2021. He had also served as the Chair of CWI from January 1, 2015 to January 1, 2018 while remaining on the board of directors.
Scott Baker, a general manager and Vice President of Engineering at Westport Fuel Systems, was appointed to the board of directors of CWI effective May 21, 2020.
Tim Smith, an Executive Vice President of Westport Fuel Systems, was appointed to the board of directors of CWI effective February 10, 2021.
Westport Fuel Systems and the directors attempt to minimize such conflicts. In the event that such a conflict of interest arises at a meeting of the Board, a director who has such a conflict is required to communicate such conflict to the Board and abstain from voting for or against the approval of such items of which they are conflicted. In appropriate cases, Westport Fuel Systems will establish a special committee of independent directors to review a matter in which directors, or management, may have a conflict. In accordance with the requirements of the Business Corporations Act (Alberta), the directors of Westport Fuel Systems are required to act honestly, in good faith and in the best interests of Westport Fuel Systems. In determining whether or not Westport Fuel Systems will participate in a particular transaction, the directors will primarily consider the potential benefits to Westport Fuel Systems, the degree of risk to which Westport Fuel Systems may be exposed, and its financial position at that time. Other than as indicated, Westport Fuel Systems has no other procedures or mechanisms to deal with conflicts of interest. Other than as described above, there are no known existing or potential material conflicts of interest between Westport Fuel Systems or any of its subsidiaries and any director or officer of Westport Fuel Systems or of any of its subsidiaries.

WESTPORT FUEL SYSTEMS INC. 2020 ANNUAL INFORMATION FORM | 25

Risk Factors
Risk Factors
An investment in our business involves risk, and readers should carefully consider the risks described below and in our other filings on www.sedar.com. Our ability to generate revenue and profit from our technologies is dependent on a number of factors, and the risks identified below, if they were to occur, could have a material impact on our business, financial condition, liquidity, results of operations or prospects. Additional risks and uncertainties not presently known to us or that we currently consider immaterial may also impair our business operations. These risk factors could materially affect our future operating results and could cause actual events to differ materially from those described in our forward-looking statements.
Risks Related to our Business and the Automotive Industry
We currently face, and will continue to face, significant competition.
Our products face, and will continue to face, significant competition, including from incumbent technologies, and in particular increased market competition with respect to SI natural gas engine OEMs and aftermarket kit providers. As the market for natural gas engine products continues to grow this competition may increase. New developments in technology may negatively affect the development or sale of some or all of our products or make our products uncompetitive or obsolete. Other companies, many of which have substantially greater customer bases, businesses, and financial and other resources than us, are currently engaged in the development of products and technologies that are similar to, or may be competitive with, certain of our products and technologies. In addition, the terms of some of our joint venture agreements allow for the potential for the introduction of competing products in certain markets by our joint venture partners.
Competition for our products may come from current power technologies, improvements to current power technologies and new alternative power technologies (such as fuel cells and electric), including other fuel systems and in particular increased competition with respect to SI natural gas engine OEMs, natural gas tanks and aftermarket kit providers. Each of our target markets is currently serviced by existing manufacturers with existing customers and suppliers using proven and widely accepted technologies. Many existing manufacturers have or had natural gas engine programs and could develop new engines without our help or components, using more conventional technologies or technologies from competitive companies. Additionally, there are competitors working on developing technologies such as cleaner diesel engines, bio-diesel, fuel cells, advanced batteries and hybrid battery/internal combustion engines, and new fuels in each of our targeted markets. Each of these competitors has the potential to capture market share in various markets, which could have a material adverse effect on our position in the industry and our financial results. For our products to be successful against competing technologies, especially diesel engines, they must offer advantages in one or more of these areas: regulated or un-regulated emissions performance, including CO2 reduction; fuel economy; fuel cost; engine performance; power density; engine and fuel system weight; and engine and fuel system price. There can be no assurance that our products will be able to offer advantages in all or any of these areas.
The market for engines with our fuel systems may be limited or may take longer to develop than we anticipate and/or certain products may not achieve widespread adoption.
Engines with alternative fuel systems represent an emerging market, and we do not know whether end-users will ultimately want to use them or to pay for their initial incremental purchase price. The development of a mass market for our fuel systems may be affected by many factors, some of which are beyond our control, including: the emergence of newer, more competitive technologies and products; the future cost of natural gas and other fuels used by our systems; the future cost of diesel, gasoline and other alternative fuels that may be used by competitive technologies; the ability to successfully build the refuelling infrastructure necessary for our systems; changes to regulatory requirements; availability of government incentives; customer perceptions of the safety of our products; and customer reluctance to try a new product. If a market fails to develop or develops more slowly than we anticipate, we may be unable to recover the investments we will have made in the development of our products and may never achieve profitability.
Our proprietary technologies have been demonstrated in heavy-duty trucks, medium-duty, light-duty vehicles and high horsepower applications. However, we do not know whether we will be successful in the commercialization of products for any of our target markets. There can be no assurance that engines using our direct injection technologies will perform as well as we expect or that prototypes and commercial systems will be developed and sold in commercially viable numbers.
Many of our fuel systems presently have higher initial capital costs than the incumbent competing technologies, and manufacturing costs of some of our products at a large-scale commercial level have not been confirmed. If we are unable to produce fuel systems that are economically competitive, on a life-cycle cost basis, in terms of price, reliability and longevity, customers will be unlikely to buy products containing our fuel systems.
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Our growth is dependent on available refuelling infrastructure, fuel price differentials and environmental regulations, policies and government incentives which may not persist or develop as we anticipate.
Natural gas must be carried on board in liquefied or compressed form, and there are few public or private refuelling stations available in many jurisdictions, including for example, Canada and the U.S. Although gaseous refueling infrastructure is expanding rapidly, there can be no assurance of the successful expansion of the availability of natural gas as a vehicle fuel or that companies will develop refuelling stations to meet projected demand. If customers are unable to obtain fuel conveniently and affordably, a mass market for vehicles with our technology is unlikely to develop.
The acceptance of natural gas-fuelled engines by customers depends in large part on the price differential between natural gas, diesel and gasoline. Despite current oil price volatility, natural gas (including RNG) and LPG have generally been, and currently are, less expensive than diesel and gasoline in many regions. This price differential is affected by many factors, including changes in the resource base for natural gas compared with crude oil, availability of shale gas, pipeline transportation capacity for natural gas, refining capacity for crude oil, exports for refined products and government excise and fuel tax policies. There can be no assurance that natural gas or LPG will remain less expensive than diesel and gasoline fuels. This may impact upon potential customers' decisions to adopt gaseous fuels as a transportation energy solution in the short term.
Additionally, we currently benefit from, and expect to continue to benefit from, certain government environmental policies, mandates and regulations around the world. Examples of such regulations include those that provide economic incentives, subsidies, tax credits and other benefits to purchasers of low emission vehicles, restrict the sale of engines that do not meet emission standards, fine the sellers of non-compliant engines, tax the operators of diesel engines and require the use of more expensive ultra-low sulphur diesel fuel. There can be no assurance that these policies, mandates and regulations will be continued. Incumbent industry participants with a vested interest in gasoline and diesel, many of which have substantially greater resources than we do, may invest significant time and money in an effort to influence environmental regulations in ways that delay or repeal requirements for clean vehicle emissions. If these are discontinued or if current requirements are relaxed, this may have a material impact on our competitive position.
Failure of our products to perform as expected could negatively impact our ability to develop, market and sell our products.
If our products contain defects in design and manufacture that cause them not to perform as expected or that require repair, our ability to develop, market and sell our products could be impaired. While we attempt to address any identified product issues as effectively and rapidly as possible, any lack of timeliness may impede production or not satisfy our customers. While we have performed extensive quality control on our products, we cannot provide assurance that we will be able to detect and fix all defects in our products prior to their sale to or installation for customers.
Any product defects, delays or legal restrictions on product features, or other failure of our products to perform as expected, could harm our reputation and result in delivery delays, product recalls, product liability claims, breach of warranty claims, and significant warranty and other expenses, and could have a material adverse impact on our business, financial condition, operating results and prospects.
We may need or want to raise additional funds to grow our business and meet our financial obligations. If we cannot raise additional funds when we need or want them, our operations and prospects could be negatively affected.
The design and manufacture of gaseous fuel systems is a capital intensive business, and the specific timing of cash inflows and outflows may fluctuate substantially from period to period. We have made significant strides in improving the profitability our businesses especially with the rapid growth of Heavy Duty OEM business using our HPDI technology, but until we are consistently generating positive free cash flows, we may need or want to raise additional funds through the issuance of equity, equity-related or debt securities or through obtaining credit from financial institutions to fund, together with our organic cash flows from operations, the costs of developing and manufacturing our current or future products, to pay any significant unplanned or accelerated expenses or for new significant strategic investments, or to refinance our indebtedness, even if not required contractually. We need sufficient capital to fund our ongoing operations, ramp up our production of HPDI, and continue research and development projects for future generations of our products and/or technologies. We cannot be certain that additional funds will be available to us on favorable terms when required, or at all. If we cannot raise additional funds when we need them, our financial condition, results of operations, business and prospects could be materially and adversely affected.

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Management's evaluation has concluded that there are no known or currently foreseeable conditions or events that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date the consolidated financial statements for fiscal year 2020 were issued. The 2020 consolidated financial statements have therefore been prepared on the basis that the Company will continue as a going concern. See note 2 in the consolidated financial statements for additional details on the Company’s discussion on going concern.
We are dependent on relationships with strategic partners.
Execution of our current strategy is dependent on cooperation with strategic partners for technology development, manufacturing and distribution.  To be commercially viable, our fuel systems must be integrated into engines, and our engines must be integrated into chassis manufactured by OEMs.  We can offer no guarantee that existing technology agreements will be renewed or advanced into commercialization agreements or that our strategic partners will not seek to renegotiate or amend those agreements before or after a product has been commercialized. We can offer no guarantee that even if technology agreements do exist with our strategic partners that OEMs will manufacture engines with our fuel systems or chassis for our engines, or if they do manufacture such products, that customers will choose to purchase them.  Any integration, design, manufacturing or marketing problems encountered by OEMs could adversely affect the market for our products and our financial results.  In addition, there can be no assurance of the commercial success of any joint ventures in which we are, or will become, involved.
Any change in our relationships with our strategic partners, whether as a result of economic or competitive pressures or otherwise, including any decision by our strategic partners to reduce their commitment to our products and technology in favour of competing products or technologies, to change or seek to change the terms of our contractual relationships with them or to bring to an end our various alliances, could have a material adverse effect on our business and financial results.
In addition, disputes regarding the rights and obligations of the parties have in the past and may in the future arise under our agreements with our strategic partners. These and other possible disagreements have in the past and may in the future lead to the renegotiation or modification of such agreements, or could lead to the termination of such agreements or delays in collaborative research, development, supply, or commercialization of certain products, or could require or result in litigation or arbitration.  Moreover, disagreements have in the past and may in the future arise with our strategic partners over rights to intellectual property.  These kinds of disagreements could result in costly and time-consuming litigation.
Any such conflicts with our strategic partners could reduce our ability to obtain future collaboration agreements and could have a negative impact on our relationship with existing strategic partners.
We are dependent on relationships with our suppliers.
While we have negotiated supply agreements with various manufacturers and have entered into strategic supply agreements with certain suppliers, certain of these manufacturers may presently be the sole supplier of key components for our products, and we are dependent on their ability to source materials, manage their capacity, workforce and schedules as well as their ability to ramp up capacity and maintain quality and cost to support our production requirements. For a number of reasons, including but not limited to shortages of parts, labour disruptions, lack of capacity and equipment failure, a supplier may fail to supply materials or components that meet our quality, quantity or cost requirements or to supply any at all. If we are not able to resolve these issues or obtain substitute sources for these materials or components in a timely manner on terms acceptable to us or at all, our ability to manufacture certain products may be harmed, and we may be subjected to cancellation of orders or penalties for failed or late deliveries, which could have a material adverse effect on our business and financial results. Our products also use steel and other materials that are in global demand. The prices and quantities at which those supplies are available fluctuate and may increase significantly. Competitive pressure, however, may not allow us to increase the sales price of our products. Any such increases may therefore negatively affect our margins and financial condition. We mitigate these risks by seeking secondary suppliers, carrying inventory and locking in long-term pricing when possible. There are no guarantees, however, that we will be successful in securing alternative suppliers or that our inventory levels will be sufficient for our production requirements.
We could be adversely affected by the operations of our joint ventures and joint venture partners.
We conduct certain of our operations through joint ventures under contractual arrangements under which we share some or all management responsibilities with one or more partners. Joint venture operations carry a range of risks, including those relating to: (1) failure of our joint venture partner(s) to satisfy contractual obligations; (2) strategic objectives of joint venture partner(s) that may differ from our own; (3) potential conflicts between us and our joint venture partner(s) that lead to delays in decision-making; and (4) additional complexity and limitations to implement some or all of our operational policies, Code of Conduct and controls, or control legal and regulatory compliance, within the joint venture(s). Employees or agents of our joint venture or joint venture partners may undertake actions that would result in a violation of law, including but not limited to, tax laws, customs laws, environmental laws, labour laws, permitting laws and regulations, industry
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laws or international anti-corruption and anti-bribery laws, including Canadian anti-corruption laws and the U.S. FCPA. The likelihood of such occurrences and their potential effect on us vary depending on the joint venture arrangement, however, the occurrence of any such risks could have an adverse effect on our operations, profitability and reputation.
Uncertainty over the Cummins-Westport Joint Venture
The term of the Cummins Westport joint venture is scheduled to end on December 31, 2021. The joint venture pays significant dividends to the joint venture partners, with Westport receiving $20.8 million as dividends in 2020 (2019 - $25.04 million). As per the joint venture agreement, both Cummins Inc. and the Company have equal rights to the joint venture’s intellectual property, which we intend to monetize in the best interest of our shareholders through commercialization or other alternatives. However, there is no certainty that the Company will be able to monetize the intellectual property to the level of the current dividends received from the joint venture. See note 7(a) in the Company's Consolidated Financial Statements for the year ended December 31, 2020 for additional details related to the Cummins Westport joint venture.
Our limited production trials, commercial launch activities and field tests could encounter problems.
We conduct limited production trials and field tests on a number of our products as part of our product development cycle, and we are working on scaling up our production capabilities. These trials, production readiness activities and field tests may encounter problems and delays for a number of reasons, including the failure of our technology, the failure of the technology of others, the failure to combine these technologies properly, and the failure to maintain and service the test prototypes properly. Some of these potential problems and delays are beyond our control. Any problem or perceived problem with our limited production trials and field tests could hurt our reputation and the reputation of our products and delay their commercial launch.
We could become subject to product liability claims.
Our business exposes us to potential product liability claims that are inherent to natural gas, LPG and hydrogen and products that use these gases. Natural gas, LPG and hydrogen are flammable gases and are potentially dangerous products. Any accidents involving our products or other natural gas, LPG or hydrogen-based products could materially impede widespread market acceptance and demand for our engines and fuel systems. In addition, we may be subject to a claim by end-users or others alleging that they have suffered property damage, personal injury or death because our products did not perform adequately. Such a claim could be made whether or not our products perform adequately under the circumstances. From time to time, we may be subject to product liability claims in the ordinary course of business, and we carry a limited amount of product liability insurance for this purpose. However, our current insurance policies may not provide sufficient or any coverage for such claims, and we cannot predict whether we will be able to maintain our insurance coverage on commercially acceptable terms.
Natural gas, LPG, hydrogen and products that use these gases entail inherent safety and environmental risks that may result in substantial liability to us.
Natural gas, LPG and hydrogen are flammable gases and are potentially hazardous products. Our operations, including our R&D and manufacturing processes, are subject to all of the risks and hazards inherent to natural gas, LPG and hydrogen and products that use these gases, including equipment defects, malfunctions and failures and natural disasters, which could result in uncontrollable flows of natural gas, fires, explosions and other damages.  Although we believe that our procedures for using, handling, storing and disposing of natural gas, LPG, hydrogen and other hazardous materials comply with legally prescribed standards, we cannot completely eliminate the risk of contamination or injury resulting from natural gas, LPG, hydrogen and other hazardous materials and we may incur liability as a result of such contamination or injury. In the event of an accident, we could be held liable for damages or penalized with fines, and the liability could exceed our insurance and other resources, in which event Westport Fuel Systems could incur significant costs that could have a material adverse effect upon its financial condition.
Sustained negative economic factors and COVID-19 could negatively impact our business.
Global economic factors beyond our control such as sustained and far reaching negative economic factors, more restrictive access to credit markets, current state of the energy markets and low fuel price differential, pandemics or other outbreaks of illness, disease or virus, such as the strain of coronavirus known as COVID-19, or other broad economic issues may negatively affect the capital markets or market for our products, and reduce demand for our products as partners and potential customers defer replacing or expanding their fleets. Natural gas and oil prices are expected to remain volatile for the near future because of market uncertainties over the supply and the demand of this commodity due to the current state of the world economies, energy infrastructure and other factors, including the effects of COVID-19.

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The continued spread of COVID-19 and any variants of the virus around the globe and the responses of governmental authorities and corporate entities, including through international, national and local border closings, travel restrictions, quarantines, mandated or voluntary shutdowns and service cancellations, may lead to a general slow-down in the economy and have led to disruptions to our work force and facilities, our customers, our sales and operations and our supply chain. The impacts of the current COVID-19 pandemic that may have an effect on us include: our bad debt expense may increase; further increased costs resulting from our efforts to mitigate the impact of COVID-19; our revenues and cash resources may be negatively affected and we may need to assist potential customers with obtaining financing or government incentives to help customers fund their purchases of our products. As well, any required suspensions or any extended suspension of Westport Fuel Systems’ operations, or that of any of Westport Fuel Systems’ suppliers, partners or customers may have a material adverse effect on Westport Fuel Systems. The extent to which COVID-19 will impact our business and financial results will depend on future developments which are highly uncertain and cannot currently be predicted, including the severity and duration of the COVID-19 pandemic, the distribution and effectiveness of any vaccines, any subsequent outbreaks of the COVID-19 virus or its variants and directives of government and public health authorities. Even after the COVID-19 outbreak has subsided, we may continue to experience adverse impacts to our businesses as a result of its global economic impact, including any related recession that has occurred or may occur in the future, as well as lingering impacts on our supply chain, partners or customer demand. Depending on the duration and severity of the COVID-19 pandemic, it may also have the effect of heightening many of the other risks described in our disclosure documents, as well as the risk factors described here.
We could lose or fail to attract the human capital necessary to run our business.
Our success depends in large part on our ability, and that of our affiliates, to attract and retain key management, engineering, scientific, manufacturing and operating human capital. As we develop additional capabilities, we may require more skilled employees. Given the highly specialized nature of our products, our employees must be highly skilled and have a sound understanding of our industry, business or technology. Recruiting employees for the alternative fuel industry is also highly competitive. Although to date we have been successful in recruiting and retaining qualified employees, there can be no assurance that we will continue to attract and retain the human capital needed for our business. The failure to attract or retain qualified employees could have a material adverse effect on our business.
Warranty claims could be higher than forecasted.
There is a risk that the warranty accrual included in our cost of product revenue is not sufficient, and we may recognize additional expenses, including those related to litigation, as a result of warranty claims in excess of our current expectations. Such warranty claims may necessitate a re-design, re-specification, a change in manufacturing processes, and/or recall of our products, which may have an adverse impact on our finances and on existing or future sales. Although we attempt to mitigate against these risks through our sales and marketing initiatives and our product development, quality assurance, support and service programs, there can be no assurance that such initiatives and programs are adequate or that sales of our commercial products will continue to grow and contribute financially. Even in the absence of any warranty claims, a product deficiency such as a manufacturing defect or a safety issue could be identified, necessitating a product recall, which could have an adverse impact on our finances and on existing or future sales.
New products may have different performance characteristics from previous products. In addition, we have limited field experience with existing commercialized products, including but not limited to the Westport™ WiNG System, our first generation of Westport™ HPDI systems and Westport HPDI 2.0™ from which to make our warranty accrual estimates.
We may have difficulty responding to significant demand growth for our products.
As products are launched, sales may be more than we expect. During periods of quicker than anticipated expansion, we may have difficulty expanding the scope of our operations to match the increased demand. In addition, we may be required to place more reliance on our strategic partners and suppliers, some of whom may not be capable of meeting our production demands in terms of timing, quantity, quality or cost. Difficulties in effectively managing the budgeting, forecasting and other process control issues presented by any rapid expansion could harm our business, prospects, results of operations or financial condition.
We may not realize the anticipated benefits from joint ventures, investments or acquisitions.
Our current joint ventures, and any future joint venture, investment or acquisition, could expose us to certain liabilities, including those that we fail or are unable to identify during the investment or acquisition process. In addition, joint ventures and acquisitions often result in difficulties in integration, and, if such difficulties were to occur, they could adversely affect our results. We have historically and may, in the future, seek to expand our business through acquisitions, investments and/or joint ventures. Any such transactions will be in part dependent on management's ability to identify, acquire and develop suitable acquisition targets in both new and existing markets. In certain circumstances, acceptable acquisition targets might not be available. Acquisitions, specifically, involve a number of risks including: (i) the possibility that we, as a successor
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owner, may be legally and financially responsible for liabilities of prior owners; (ii) the possibility that we may pay more than the acquired company or assets are worth; (iii) the additional expenses associated with completing an acquisition and amortizing any acquired intangible assets; (iv) the difficulty of integrating the operations and employees of an acquired business; (v) the challenge of implementing uniform standards, controls, procedures and policies throughout an acquired business; (vi) the inability to integrate, train, retain and motivate key employees of an acquired business; and (vii) the potential disruption of our ongoing business and the distraction of management from our day-to-day operations. These risks and difficulties, if they materialize, could disrupt our ongoing business, distract management, result in the loss of key human capital, increase expenses and otherwise have a material adverse effect on our business, results of operations and financial performance.
We conduct business in foreign markets that carry risk
We conduct a substantial portion of our business in numerous foreign markets around the world that carry risks relating to: political and economic uncertainty; corruption risks; high inflation; trade, customs and tax risks; currency exchange rates; limitations on the repatriation of funds; competition to attract and retain qualified employees; risks of pandemics or other outbreaks of illness, disease or virus, such as the strain of coronavirus known as COVID-19; and other risks associated with conducting business internationally. Expansion of our business internationally to where gaseous fuel systems are opening up due to favourable climate change-related regulation is an important element of our long-term strategy. Consequently, our exposure to the risks described above may be greater in the future and the potential risks to us will vary from country to country and are unpredictable. The occurrence of any such risks could have an adverse effect on our operations, profitability and financial condition.
We have foreign currency risk.
Although we report in U.S. dollars, many of our operating expenses are in Canadian dollars and Euros. Foreign exchange gains and losses are included in results from operations. A decline in the U.S dollar relative to the Canadian dollar, or a decline in the Euro relative to the U.S. dollar could negatively impact margins and other financial results. We have not entered into foreign exchange contracts to hedge against gains and losses from foreign currency fluctuations.
We are at risk of cyber based attacks.
Westport Fuel Systems' information technology systems serve an important role in the operation of its business. Westport Fuel Systems relies on various technologies to operate its production facilities, interact with customers, vendors and employees and to report on its business. Interruption, failure or unsuccessful implementation and integration of Westport Fuel Systems information technology systems could result in material and adverse impacts on the Company’s financial condition, operations, sales, and reputation and could also result in damage to Company operations. Westport Fuel Systems' information technology systems and networks could be interrupted or fail due to a variety of causes, such as natural disaster, fire, power outages, vandalism, or cyber-based attacks. Any such interruption or failure could result in operational disruptions or the misappropriation of sensitive or proprietary data that could subject Westport Fuel Systems to civil and criminal penalties, litigation or have a negative impact on the Company’s reputation. There can be no assurance that such disruptions or misappropriations and the resulting repercussions will not negatively impact the Company’s cash flows and have a material adverse effect on its business, operations, financial condition and operational results. Although to date Westport Fuel Systems has not experienced any material losses relating to cyber risks, there can be no assurance that Westport Fuel Systems will not incur such losses in the future. Given the increased use in remote access to the Company's information technology systems amid the COVID-19 pandemic, our exposure to any cyber risks may be increased. Westport Fuel Systems risk and exposure cannot be fully mitigated due to the nature of these threats. Westport Fuel Systems Information Technology leadership continues to develop and enhance internal controls, policies and procedures designed to protect systems, servers, computers, software, data and networks from attack, damage or unauthorized access. As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.
Legal, Regulatory and Other Related Risks
Our failure to strictly comply with anti-corruption laws could have a material adverse effect on our reputation and results of operations.
Our operations are governed by, and involve interactions with, many levels of government in numerous countries. We are required to comply with anti-corruption and anti-bribery laws, including the Canadian Corruption of Foreign Public Officials Act and the U.S. FCPA, as well as similar laws in the countries in which we conduct business. In recent years, the U.S. Department of Justice and the SEC and the Royal Canadian

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Mounted Police have brought an increasing number of FCPA and CFPOA enforcement cases for non-compliance, many resulting in very large fines, penalties and deferred criminal prosecutions. In 2019, Westport Fuel Systems reached a settlement with the SEC regarding an investigation by the SEC into the Company's compliance with FCPA. Under the terms of the settlement we agreed to pay to the SEC a total of $4 million and agreed to a two year period of self reporting requirements regarding FCPA compliance activities. A company may be found liable for violations by not only its employees, but also by its contractors and third-party agents. Our Code of Conduct, Anti-Bribery and Corruption policies and programs mandate compliance with anti-bribery and corruption laws. Notwithstanding these policies and programs, there can be no assurance that all employees and third-party intermediaries working on our behalf will comply with anti-bribery and corruption laws, which would result in significant penalties, fines and/or sanctions imposed on us, and/or have a material adverse effect on our operations.
We depend on our intellectual property and our failure to protect that intellectual property could adversely affect our future growth and success.
Failure to protect our existing and future intellectual property rights could seriously harm our business and prospects and may result in the loss of our ability to exclude others from practicing our technology or our own right to practice our technologies. If we do not adequately ensure our ability to use certain technology, we may have to pay others for rights to use their intellectual property, pay damages for infringement or misappropriation and/or be enjoined from using such intellectual property. Our patents do not guarantee us the right to practice our technologies if other parties own intellectual property rights that we need in order to practice such technologies. Our patent position is subject to complex factual and legal issues that may give rise to uncertainty as to the validity, scope and enforceability of a particular patent. As is the case in many other industries, the web of intellectual property ownership in our industry is complicated and, in some cases, it is difficult to define with precision where one property begins and another ends.
We also seek to protect our proprietary intellectual property, including intellectual property that may not be patented or patentable, in part by confidentiality agreements and, if applicable, inventors' rights agreements with our strategic partners and employees. There can be no assurance that these agreements will not be breached, that we will have adequate remedies for any breach or that such persons or institutions will not assert rights to intellectual property arising out of these relationships.
Certain intellectual property has been licensed to us from third parties who may also license such intellectual property to others, including our competitors. If necessary or desirable, we may seek further licenses under the patents or other intellectual property rights of others. However, we can give no assurances that we will obtain such licenses or that the terms of any offered licenses will be acceptable to us. The failure to obtain or renew a license from a third party for intellectual property we use at present could cause us to incur substantial costs and to suspend the manufacture or shipment of products or our use of processes requiring such intellectual property.
We could become engaged in intellectual property litigation or disputes that may negatively affect our business.
From time to time, claims have been made by third parties that the practice of our technology infringes upon patents owned by those third parties. Although we have seen no valid basis for any of these claims, as our business grows, parties may attempt to take advantage of that growth and assert similar claims and demands for compensation. Our response to such claims will be commensurate with the seriousness of the allegations, their potential effect on our business and the strength of our position. We will examine a range of options, from formal legal action to obtain a declaratory judgment of non-infringement, to the initiation of design changes. We intend to vigorously defend our intellectual property.
While we are not currently engaged in any material intellectual property litigation, we could become subject to lawsuits in which it is alleged that we have infringed the intellectual property rights of others or in which the scope, validity and enforceability of our intellectual property rights is challenged. In addition, we may commence lawsuits against others who we believe are infringing upon our rights. Our involvement in intellectual property litigation or disputes, including in respect of, but not limited to, our HPDI technology or LNG tanks, could be time consuming and result in significant expense to us, diversion of resources, and delays or stoppages in the development, production and sales of products or intellectual property, whether or not any claims have merit or such litigation or disputes are resolved in our favour. Any such result could require the expenditure of substantial time and other resources and could have a material adverse effect on our business and financial results.
Economic Sanctions may Impact on the Business of Certain of our Foreign Subsidiaries and Joint Ventures.
Some of our foreign subsidiaries, joint ventures or future acquisitions may sell products to customers in countries that may be subject to sanctions and embargoes imposed by, including but not limited to, the U.S. and Canadian governments. Although these sanctions and
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embargoes may not prohibit those foreign subsidiaries and joint ventures from selling products and providing services in these countries, they may prohibit us and our domestic subsidiaries and joint ventures, as well as employees of our foreign subsidiaries and joint ventures who are U.S. or Canadian citizens, from participating in, approving or otherwise facilitating any aspect of the business activities in those countries. The constraints on our ability to have U.S. or Canadian persons, including our senior management, provide managerial oversight and supervision over sales in embargoed countries may negatively affect the financial or operating performance of such business activities. We routinely monitor changes in economic sanctions laws and adapt our procedures to remain in compliance with such laws.
We could become liable for environmental damages resulting from our research, development or manufacturing activities.
The nature of our business and products exposes us to potential claims and liability for environmental damage, personal injury, loss of life, and damage to or destruction of property, including potentially for claims due to the release of methane and other GHG. Our business is subject to numerous laws and regulations that govern environmental protection and human health and safety. These laws and regulations have changed frequently in the past and it is reasonable to expect additional and more stringent changes in the future. Our operations may not comply with future laws and regulations, including those related to climate change, and we may be required to make significant unanticipated capital and operating expenditures. If we fail to comply with applicable environmental laws and regulations, governmental authorities may seek to impose fines and penalties on us or to revoke or deny the issuance or renewal of operating permits, and private parties may seek damages from us. Under those circumstances, we might be required to curtail or cease operations, conduct site remediation or other corrective action, or pay substantial damage claims. In addition, depending on the nature of the claim, our current insurance policies may not provide sufficient or any coverage for such claims.
Failure to comply with privacy laws to which we are subject could harm the Company.
Our privacy policy is posted on our website, and any failure by us to comply with it or with privacy, data protection or security laws or regulations to which we are subject, that relate to the collection, use, retention, security and transfer of personally identifiable information could result in regulatory or litigation-related actions against us, legal liability, fines, damages, ongoing audit requirements and other significant costs. Substantial expenses and operational changes may be required in connection with maintaining compliance with such laws, and in particular certain emerging privacy laws are still subject to a high degree of uncertainty as to their interpretation and application.
Additional or higher tariffs may impact the demand for our products.
Increases in trade conflicts and protectionism, as well as political developments, such as the United Kingdom's exit from the European Union, could result in additional or higher tariffs on our products and raw materials needed from our suppliers. These tariffs could cause demand for our products to drop and costs to increase, which could have an adverse effect on our business and profitability.
Risks Related to our Common Shares
Our Common Share price may fluctuate.
The stock market in general, and the market prices of securities of technology companies in particular, can be extremely volatile, and fluctuations in our Common Share price may be unrelated to our operating performance. Our Common Share price has been and could in the future be subject to significant fluctuations in response to many factors, including: actual or anticipated variations in our results of operations; the addition or loss of customers; announcements of technological innovations; new products or services by us or our competitors; changes in financial estimates or recommendations by securities analysts; conditions or trends in our industry; our announcements of significant acquisitions, strategic relationships, joint ventures or capital commitments; additions or departures of key employees; general market conditions; and other events or factors, many of which may be beyond our control. Therefore, you bear the market risk associated with fluctuations in the price of our Common Shares. Unstable market conditions could cause the trading price of our Common Shares to decline or fluctuate in a rapid or unpredictable manner and, in that case, investors could lose all or part of their investment in such securities. Additionally, our Common Share price has historically been strongly correlated with the differential between the price of natural gas, diesel fuel and crude oil. The price of such commodities has been subject to significant volatility. See "MARKET FOR SECURITIES" for the 52-week trading price of our Common Shares.
The trading price of our Common Shares on the Nasdaq has increased from $1.86 to $9.99 during the 52 weeks from February 29, 2020 to March 1, 2021. The closing price of our Common Shares on March 14, 2021 was $9.74. There can be no assurance that the current trading price will be maintained, and it is possible that our Common Share price could drop significantly.

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In addition, future sales of substantial amounts of our Common Shares, or securities convertible into or exchangeable for shares of our Common Shares, into the public market, or the perception that those sales could occur, could negatively affect the market price of our Common Shares and our ability to raise capital in the future. An issuance of additional Common Shares could also dilute the percentage ownership interest and corresponding voting power of the existing holders of such securities. Holders of our Common Shares are not entitled to preemptive rights or other protections against dilution.
Litigation, including litigation due to Common Share price volatility or other factors, could cause us to incur substantial costs and divert our management's time and attention.
From time to time, we may become involved in, or become liable for legal, contractual and other claims by various parties, including customers, suppliers, former employees, class action plaintiffs and others, including litigation related to the volatility of our Common Shares and investigations or reviews by regulatory bodies. If we become involved in signification litigation, investigations or reviews by regulatory bodies or other proceedings in the future, it could result in substantial costs and diversion of management’s attention and resources and could adversely affect our financial condition, business and prospects. On an ongoing basis, we attempt to assess the likelihood of any adverse judgments or outcomes to these proceedings or claims, although it is difficult to predict final outcomes with any degree of certainty. Except as disclosed from time to time in our financial statements, we do not believe that any of the proceedings or claims to which we are party will have a material adverse effect on our financial position; however, we cannot provide any assurance to this effect.
We do not currently pay and do not anticipate paying any cash dividends on our Common Shares in the foreseeable future; therefore, our shareholders may not be able to receive a return on their Common Shares until they sell them.
We have never paid or declared any cash dividends on our Common Shares. We do not anticipate paying any cash dividends on our Common Shares in the foreseeable future because, among other reasons, our current credit facilities restrict our ability to pay dividends, and we currently intend to retain any future earnings to finance our business. The future payment of dividends will be dependent on factors such as cash on hand and achieving profitability, the financial requirements to fund growth, our general financial condition and other factors our Board may consider appropriate in the circumstances. Until we pay dividends, which we may never do, our shareholders will not be able to receive a return on their Common Shares unless they sell them.
If we are characterized as a Passive Foreign Investment Company ("PFIC"), U.S. holders may be subject to adverse U.S. federal income tax consequences.
Based in part on current operations and financial projections, we do not expect to be a PFIC for U.S. federal income tax purposes for our current taxable year or in the foreseeable future. However, we must make an annual determination as to whether we are a PFIC based on the types of income we earn and the types and value of our assets from time to time, all of which are subject to change. Therefore, we cannot assure you that we will not be a PFIC for our current taxable year or any future taxable year. A non-U.S. corporation generally will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. The market value of our assets may be determined in large part by the market price of our Common Shares, which is likely to fluctuate. In addition, the composition of our income and assets will be affected by how, and how quickly, we use any cash that we raise. If we were to be treated as a PFIC for any taxable year during which you hold Common Shares, certain adverse U.S. federal income tax consequences could apply to U.S. holders.
As a foreign private issuer, we are subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to our U.S. shareholders.
We are a foreign private issuer under applicable U.S. federal securities laws and, therefore, we are not required to comply with all the periodic disclosure and current reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act") and related rules and regulations. As a result, we do not file the same reports that a U.S. domestic issuer would file with the SEC, although we will be required to file with or furnish to the SEC the continuous disclosure documents that we are required to file in Canada under Canadian securities laws. In addition, our officers, directors and principal shareholders are exempt from the reporting and "short swing" profit recovery provisions of Section 16 of the Exchange Act. Therefore, our shareholders may not know on as timely a basis when our officers, directors and principal shareholders purchase or sell our Common Shares as the reporting periods under the corresponding Canadian insider reporting requirements are longer. In addition, as a foreign private issuer, we are exempt from the proxy rules under the Exchange Act.
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Risk Factors | Risks Related to our Business
We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us.
In order to maintain our current status as a foreign private issuer, a majority of our Common Shares must be either directly or indirectly owned by non-residents of the U.S. unless we also satisfy one of the additional requirements necessary to preserve this status. We may in the future lose our foreign private issuer status if a majority of our Common Shares are held in the U.S. and we fail to meet the additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to us under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs we incur as a Canadian foreign private issuer eligible to use the multi-jurisdictional disclosure system ("MJDS"). If we are not a foreign private issuer, we would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. In addition, we may lose the ability to rely upon exemptions from corporate governance requirements of the Nasdaq Listing Rules that are available to foreign private issuers.
U.S. investors may not be able to obtain enforcement of civil liabilities against us.
The enforcement by investors of civil liabilities under the U.S. federal or state securities laws may be affected adversely by the fact that we are governed by the Business Corporations Act (Alberta), a statute of the Province of Alberta, Canada, that the majority of our officers and directors and some of the experts named in this AIF, are residents of Canada or otherwise reside outside the U.S., and that all, or a substantial portion of their assets and a substantial portion of our assets, are located outside the U.S. It may not be possible for investors to effect service of process within the U.S. on certain of our directors and officers or the experts named in this AIF or enforce judgments obtained in the U.S. courts against us, certain of our directors and officers or the experts named in this AIF based upon the civil liability provisions of U.S. federal securities laws or the securities laws of any state of the U.S.
There is some doubt as to whether a judgment of a U.S. court based solely upon the civil liability provisions of U.S. federal or state securities laws would be enforceable in Canada against us, our directors and officers or the experts named in this AIF. There is also doubt as to whether an original action could be brought in Canada against us or our directors and officers or the experts named in this AIF to enforce liabilities based solely upon U.S. federal or state securities laws.

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Audit Committee Matters

Audit Committee Matters
Mandate
The mandate of the Audit Committee as prescribed by the Board is set out in the Audit Committee Charter. The latest version of our Audit Committee Charter, updated after annual review and approval on March 12, 2021 is attached as Schedule "A".
Composition
Each member of the Audit Committee is financially literate and has the ability to perform his or her responsibilities as a member on the Audit Committee based on his or her education and experience, as highlighted under the heading "Director Biographies". As of March 15, 2021 the following Directors serve as Audit Committee members.

Audit Committee Member	Independent
Brenda Eprile (chair)	Yes
Rita Forst	Yes
Tony Guglielmin	Yes
Karl-Viktor Schaller	Yes
Reliance on Certain Exemptions
At no time since the commencement of Westport Fuel Systems most recently completed financial year has the Company relied on any exemption in Sections 2.4 (De Minimis Non-audit Services), 3.2 (Initial Public Offerings), 3.3(2) (Controlled Companies), 3.4 (Events Outside Control of Member), 3.5 (Death, Disability or Resignation of Audit Committee Member), 3.6 (Temporary Exemption for Limited and Exceptional Circumstances) or 3.8 (Acquisition of Financial Literacy) of National Instrument 52-110 Audit Committees ("52-110"), or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110.
Audit Committee Oversight
At no time since the commencement of Westport Fuel Systems' most recent completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.
Pre-Approval of Policies and Procedures
The Audit Committee is mandated to review the provision of non-audit services and consider the effect of any such services on the independence of the external auditors.
Non-Audit Services
The SEC rules on auditor independence (the "Rules") as they relate to public companies include prohibitions or restrictions on services that may be provided by auditors to their audit clients and require that all services provided to a listed entity audit client, including its subsidiaries, be pre-approved by the client's audit committee. In accordance with those Rules, the Audit Committee has approved, adopted and made effective a preapproval policy as part of the Audit Committee Charter. That policy requires that any proposed audit and permitted non-audit services to be provided by the external auditors to Westport Fuel Systems or its subsidiaries must receive prior approval from the Audit Committee. As a practical matter, the policy also contemplates that such proposals may be received and considered by the Audit Committee Chair (or such other member of the Audit Committee who may be delegated authority to approve audit and permitted non-audit services) for approval of the proposal on behalf of the Audit Committee, in which case the Audit Committee Chair will then inform the Audit Committee of any approvals granted at the next scheduled meeting.
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Principal Account Fees and Services
External Auditor Fees and Services
The following table shows the aggregate fees relating to the years ended December 31, 2020 and 2019 billed to the Company by the Company's independent registered public accounting firm or “external auditors”, KPMG LLP, and other members of its network globally. The following table is shown in Canadian dollars.

EXTERNAL AUDITOR FEES & SERVICES in Canadian Dollars
	12/31/2020	12/31/2019
Audit Fees	$2,121,215	$2,007,323
Audit-Related Fees	12,600	16,428
Tax fees	—	—
All Other Fees	—	—
Total(1)	$2,133,815	$2,023,751
NOTES:
1.Effective in 2020, out-of-pocket costs incurred in connection with providing professional services, including reimbursed costs, technology, support and administration charges are included. Comparative periods have been restated.
Audit Fees
Audit fees represent the aggregate fees billed for each of the last two fiscal years for professional services rendered by the external auditors for the audit of the Company’s annual financial statements and reviews of the Company’s quarterly financial reporting, and other services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.
Audit-Related Fees
Audit-related fees represent the aggregate fees billed for each of the last two fiscal years for professional services rendered by the external auditors. Fees disclosed under this category are for assurance and related services reasonably related to the performance of the audit or review of the annual financial statements and are not reported under the heading audit fees above.
Tax Fees
Tax fees represent the aggregate fees billed for each of the last two fiscal years for professional services rendered by the external auditors KPMG LLP, or other members of its network. Fees disclosed under this category are for professional services rendered for tax compliance, tax advice and tax planning.
All Other Fees
"Other Fees" represent the aggregate fees billed for each of the last two fiscal years for professional services rendered by the external auditors KPMG LLP, or other members of its network, which are not related to one of the categories described above for which there were none. Fees to be disclosed under this category include all products and services other than those described under the headings audit fees, audit-related fees and tax fees above.
Legal and Regulatory Proceedings
There are currently no material legal or regulatory proceedings in process with the Company at this time.
Interests of Management and Others in Material Transactions
Other than as described below or elsewhere in this AIF, including with respect to those listed in the section "Material Contracts", no director or officer of Westport Fuel Systems, no person or company beneficially owning, or controlling or directing, directly or indirectly, more than ten percent (10%) of any class or series of the Company's outstanding voting securities, nor any associate or affiliate of such persons or companies,

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Interests of Experts
has had any material interest, direct or indirect, in any transaction within our three most recently completed financial years or during the current financial year that has materially affected or is reasonably expected to materially affect Westport Fuel Systems.
Material Contracts
EDC Loan Agreement
EDC is Canada's export credit agency, providing financing, insurance, bonding, trade knowledge and connections to support Canadian companies. In order to bolster liquidity and support the Westport HPDI 2.0™ program launch and commercialization, Westport Fuel Systems entered into a $20 million secured term loan agreement on December 20, 2017 with EDC (the “EDC Agreement”). The loan bears interest at 6% (prior to March 1, 2019, 9% plus monitoring fees), payable quarterly, as well as quarterly principal repayments. The loan is secured by the pledge of shares in certain Westport Fuel Systems subsidiaries and assets. The facility limits Westport Fuel Systems' ability to incur additional indebtedness, encumber assets and pay dividends. Westport Fuel Systems has agreed to use certain amounts received pursuant to the CWI joint venture to prepay the EDC facility. On March 25, 2020, the Company and EDC amended the terms of the secured term loan to defer $6.0 million in principal payments in 2020, to recommence payment of $2.0 million quarterly starting March 15, 2021 and to extend the term of the loan until September 30, 2022. On July 23, 2020, the Company announced securing a one-year $10.0 million non-revolving term credit facility with EDC at an interest rate of U.S. Prime Rate plus 3.0% per annum. On February 16, 2021, the Company and EDC amended the credit facility availability period to February 16, 2021. An amended version of the EDC Agreement is available on SEDAR at http://www.sedar.com.
Cartesian
On January 11, 2016, Cartesian provided $17.5 million in capital to Westport in exchange for a percentage of amounts received by Westport on select HPDI and joint venture income through 2025. On April 20, 2016, Westport announced that it had sold a derivative economic interest in Westport Innovations (Hong Kong) Limited to Cartesian for an up-front payment of $6.3 million plus a potential future payment based on Cartesian's return on investment. Westport received an additional $17.5 million from Cartesian in consideration for the issuance by Westport Fuel Systems of convertible notes (the "Convertible Notes") to Cartesian upon completion of the 2016 merger with Fuel Systems Solution Inc. The Convertible Notes bear interest at 9% and have a five-year term. The Convertible Notes are convertible into Common Shares by dividing the principal and interest outstanding by a valuation price of $2.31. On July 24, 2020, Westport announced the amendment and refinancing of the convertible notes held by funds affiliated with Cartesian. Under the terms of the agreement with Cartesian, we agreed to pay down the principal amount of the existing convertible notes from $17.5 million to $10.0 million. Concurrent with such repayment, the maturity of the remaining amended notes was extended to three years from the date of the amendments, the coupon rate was reduced from 9.0% annually to 6.5% annually, and the conversion price was revised from $2.17 per share to $1.42 per share. A copy of the Amended and Restated Investment with Cartesian dated March 6, 2016 is available on SEDAR at http://www.sedar.com. As of the date hereof $7.5 million of the remaining principal amount of the convertible notes has converted into common shares of Westport leaving an aggregate principal amount of $2.5 million in convertible notes outstanding.
Amended and Restated CWI Joint Venture Agreement
Effective February 19, 2012, Cummins and Westport entered into the Amended JVA for the CWI joint venture. The Amended JVA provides for, among other things, clarification concerning the scope of products within CWI and revised certain economic terms of the prior joint venture agreement and Westport agreed in the Amended JVA to focus CWI's future product development investments on North American markets.
The Amended JVA defines CWI's market as sales of CWI products manufactured in the U.S.A, Canada and/or Mexico for use in on-road vehicles in such countries as well as continuation of CWI's business with respect to the local production of CWI products in India and/or China for those local markets for up to three years following the effective date of the Amended JVA.
During the term of the Amended JVA, Cummins has the sole right to sell and export all CWI products outside of North America. CWI products sold outside of North America will be sold by Cummins as Cummins branded products. CWI will be credited the revenue and charged for the cost of revenue and other related costs for CWI products from 5.9 up to 10 litres regardless of where they are sold in the world or how they are branded. Revenue on the sale of the 11.9 litre CWI product in North America and in Australia will be credited to CWI, subject to CWI being charged for the cost of revenue and other related costs. Cummins will retain all revenue and be responsible for the cost of revenue and other related costs for sales of the 11.9 litre CWI product outside of North America and Australia.
Under the terms of the Amended JVA, Westport and Cummins agree not to sell on-highway natural gas or propane engines within the market scope except as provided by the Amended JVA. Cummins has also agreed not to market or sell a SI natural gas engine of 13 litres or less that is a
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Material Contracts | Amended and Restated Joint Venture Agreement
derivative of the ISX12 G platform, or any SI natural gas or propane engine that falls within the displacement range of the CWI products in North America. However, after the first five years of the Amended JVA term, Cummins may produce and sell a SI natural gas or propane engine for the North American market that falls within the displacement range of the CWI products if done without any assistance from CWI, if such engine is based on an entirely new Cummins heavy-duty engine platform not in production in North America on the effective date and provided that Cummins pays to CWI a specified royalty on the net revenue of each such engine sold.
Under the Amended JVA, in the event CWI's annual revenue exceeds certain baseline revenue levels, Westport and Cummins are entitled to receive a performance bonus (the "Performance Bonus"). If and when achieved in any year, the Performance Bonus will be calculated as a percentage of CWI's net income based on the amount by which CWI's actual annual revenue exceeds its baseline revenue level for such year and the applicable party's share of the Performance Bonus (75% in the case of Westport; 25% in the case of Cummins). Net income remaining after payment of the Performance Bonus will be shared equally between Westport and Cummins, with dividends paid on a quarterly basis as approved by the CWI board of directors after considering CWI's business outlook, cash position and future liabilities.
The Amended JVA will continue in full force and effect until the earlier of (a) December 31, 2021, or (b) termination prior to such date in accordance with the terms of the Amended JVA. The Amended JVA will be subject to termination prior to December 31, 2021 under certain circumstances and events described in the Amended JVA, including upon a change of control of either Cummins or Westport.
In the event of a change of control of Westport, Cummins may elect to terminate the Amended JVA in which case Cummins is obligated to repurchase Westport's shares of CWI at a price determined based on a formula in the Amended JVA, or in lieu of exercising its termination right, Cummins may elect to continue the Amended JVA upon certain modified terms, including that: ownership of CWI will be adjusted so that Cummins owns 50.1% and Westport owns 49.9% of CWI; no Performance Bonus will be payable for any periods following such election; Cummins will thereafter have the ongoing right to nominate the President; and Westport will have no access or license to any CWI intellectual property developed after the date of the change of control.
Pursuant to the Amended JVA, certain actions require unanimous approval of CWI's board of directors and/or shareholders, including the declaration or payment of any dividends or any other distributions by CWI, material changes to CWI's business and the addition of new products to CWI's business. See "Risk Factors - Uncertainty over the Cummins-Westport Joint Venture."
A copy of the Amended JVA is available on SEDAR at http://www.sedar.com. See also "Cummins Westport Inc. Joint Venture" and "Risk Factors" in this AIF for a description of the Amended JVA.
Interests of Experts
KPMG LLP are the auditors of Westport Fuel Systems and have confirmed with respect to Westport Fuel Systems that they are independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations and also that they are independent accountants with respect to Westport Fuel Systems under all relevant U.S. professional and regulatory standards.
Transfer Agent and Registrar
Our transfer agent and registrar for our Common Shares is Computershare Trust Company of Canada at its principal offices in Vancouver, British Columbia, Calgary, Alberta and Toronto, Ontario. Our U.S. transfer agent is Computershare Trust Company, N.A. 350 Indiana Street, Suite 750, Golden, CO 80401.
Additional Information
Additional information regarding Westport Fuel Systems can be found on SEDAR at http://www.sedar.com. In particular, additional information as to directors' and officers' remuneration and indebtedness, principal holders of our securities and securities authorized for issuance under our equity compensation plans, is contained in our most recent Management Information Circular in respect of our 2021 Annual General Meeting of Shareholders, which involves the election of directors, to be held on May 5, 2021.
Additional financial information is contained in our financial statements and Management's Discussion & Analysis ("MD&A") for the year ended December 31, 2020, which are incorporated herein by reference and form an integral part of this AIF. Additional information relating to Westport Fuel Systems may be found on SEDAR at http://www.sedar.com.

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Schedule A: Audit Committee Charter
Schedule "A": Charter of the Audit Committee

REVIEWED AND ACCEPTED BY THE BOARD OF DIRECTORS ON MARCH 12, 2021
1.0 PURPOSE OF THE CHARTER
The Audit Committee (the “Committee”) is a standing committee of the Board of Directors (the “Board”) of Westport Fuel Systems Inc. (“WFS”), established to assist the Board in fulfilling its oversight responsibilities with respect to:
•WFS’s accounting and financial reporting processes and audits of its financial statements;
•the integrity of WFS’s financial statements, management’s discussion and analysis (“MD&A”) and other information provided to shareholders and others;
•WFS’s risk assessment and risk management processes, including assessment of significant financial and accounting risk exposures and actions taken to mitigate these risks;
•the effectiveness of systems implemented and maintained by WFS management (“Management”) to manage those risks, in particular with regard to internal controls and critical information systems pertaining to financial reporting;
•compliance with legal and regulatory requirements and the promotion of legal and ethical conduct;
•the independence and qualifications of the external auditors; and
•the performance of WFS’s internal audit function and external auditors.
This Charter (the "Charter") has been adopted by the Board to assist the Committee in the exercise of its duties and responsibilities.
2.0 AUTHORITY
The Committee has unrestricted access to WFS personnel and documents and to its external auditor and will be provided with the resources necessary to carry out its responsibilities. The Committee shall have the authority to authorize investigations into any matter within the Committee’s scope of responsibility and the Committee Chair (as defined below) is empowered, in his or her discretion, and in consultation with the Chairperson of the Board (the "Board Chair"), to retain independent counsel and other professional advisors at WFS’s expense. The Committee shall set the compensation, and oversee the work, of any such outside counsel and other advisors retained by the Committee.
The Committee shall have sole authority to recommend to the Board the appointment, termination and compensation of the external auditors who shall report directly to the Committee. The Committee is entitled to appropriate funding, with respect to compensation set and determined solely by the Committee, for the payment of compensation to independent external auditors, for the payment of compensation to any external advisors retained by the Committee and for any expenses necessary for the Committee to carry out its duties.
3.0 LIMITATIONS OF THE AUDIT COMMITTEE’S ROLE
While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that WFS financial statements are complete, accurate and in accordance with generally accepted accounting principles. The external auditor is responsible for planning and conducting audits. Management is responsible for preparing complete, accurate financial statements in accordance with generally accepted accounting principles.
4.0 COMPOSITION
The Committee shall consist, at a minimum, of three members of the Board, each of whom shall be affirmatively determined to be financially literate by the Board, and one of whom shall be designated the Chair (the “Committee Chair”), as annually appointed by the Independent Directors (as that term is defined in the Charter of the Board) (the “Independent Directors”). The Committee shall be composed solely of Independent Directors, at least one quarter of which are resident Canadians. Unless approved by the Board Chair, no Director may serve on the Committee if, including the membership on the Committee, they sit on more than three public company audit committees. No member of the Committee shall have participated in the preparation of WFS’s or any of its subsidiaries’ financial statements at any point during the last three years. Each of the Directors on the Committee shall possess a basic level of “financial literacy”, and at least one member should qualify as an “audit committee financial expert”, as defined by Item 407(d)(5) of Regulation S-K, and be financially sophisticated as described in Section 5605(c)(2)(A) of the NASDAQ Manual.

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Schedule A: Audit Committee Charter
5.0 MEETINGS
Regular meetings of the Committee shall be held at least four times per year at such times and places as it deems necessary to fulfill its responsibilities. The meetings will be scheduled to permit timely review of the interim and annual financial statements, as well as WFS’s other financial disclosures and related compliance matters. Additional meetings may be called as often as the Committee deems necessary. A quorum of two members of the Committee, one of whom must be the Committee Chair, unless he or she has designated another member to act as Committee Chair, is required for each meeting. If a quorum is present at a meeting, a majority of the members of the Committee in attendance at such meeting is required to approve any matter decided by the Committee at such meeting. Matters may be decided outside of a meeting by the unanimous written consent of all members of the Committee. The Committee is governed by all other procedural rules regarding meetings, actions without meetings, notice and waiver of notice as are applicable to the Board.
The Committee Chair shall, in consultation with the Board Chair, Management and the internal and external auditors, set the Committee meeting agendas. Committee members may recommend agenda items subject to approval by the Committee Chair. The Committee shall meet in executive session with Management, the external auditors, and as a Committee to discuss any matters that the Committee or each of these groups believes should be discussed. The Committee and WFS’s Chief Legal Officer (or, in the event no individual currently has such title, the individual filling the role typically associated with such title in replacement for such individual), shall also meet in executive session to review legal matters that, in Management or the Committee’s opinion, may have a material impact on the financial statements. In addition to the above scheduled meetings, any member of the Committee, the Chairman or the auditors may, subject to required notice, call a meeting of the Committee at any time.
Committee minutes shall be prepared and subsequently approved for all meetings. Copies of such minutes shall be filed with the Corporate Secretary of WFS or with the secretary of the meeting and circulated to all Board members.
6.0 ROLE AND RESPONSIBILITIES OF THE COMMITTEE
The following paragraphs outline the principal responsibilities and duties of the Committee in carrying out its purpose outlined in Section 1 of this Charter. These responsibilities and duties should serve as a guide, with the understanding that the Committee may carry out additional functions and adopt additional policies and procedures as may be appropriate in light of evolving circumstances and legal and regulatory requirements. The Committee shall also carry out any other responsibilities and duties delegated to it by the Board from time to time related to the purpose of the Committee outlined in Section 1 of this Charter.
6.1 Oversight of the External Auditors
The Committee is responsible for recommending to the Board:
•the selection of an independent, registered, external audit firm for the purpose of auditing WFS’s annual financial statements and internal controls over financial reporting;
•the retention of such external auditors;
•the compensation of the external auditors; and
•the selection, retention, compensation and oversight of any other registered public accounting firm engaged for the purpose of preparing or issuing audit reports or performing any other audit, review, or attest services for WFS.
The Committee shall evaluate, on at least an annual basis, the qualifications, performance and independence of the external auditors. The Committee is responsible for ensuring that it receives from the external auditors a formal written statement delineating all relationships between the external auditors and WFS and its subsidiaries, consistent with the standards described in Section 5605(c)(1)(B) of the NASDAQ Manual, and is responsible for actively engaging in a dialogue with the external auditors with respect to any disclosed relationships or services that may impact the objectivity and independence of the external auditors and for taking, or recommending that the Board take, appropriate action to oversee the independence of the external auditors.
As part of its oversight of auditor independence, the Committee shall also review and approve WFS’s policy regarding the hiring of partners and employees and former partners and employees of its present and former external auditors.
With regard to overseeing the work of external auditors, the Committee is responsible for the following activities:
•approving the audit scope and engagement fees;
•reviewing the results of their work;

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Schedule A: Audit Committee Charter
•establishing policies and procedures for the Committee’s pre-approval of permitted services on an on-going basis;
•pre-approving any permitted non-audit services or delegating such authority to the Committee Chair;
•evaluating their performance and at least annually, receiving input from WFS’s CEO and/or the CFO on audit quality, quality of engagement team, and relationship with the auditors; and
•resolving any disagreements between Management and external auditors regarding financial reporting.
WFS’s external auditors shall report directly to the Committee. The Committee shall review with the external auditors, on at least an annual basis, (a) the external auditors’ internal quality-control procedures, (b) any material issues raised by the most recent internal quality control review, peer review, the Canadian Public Accountability Board or the Public Company Accounting Oversight Board, or any publicly available report by any governmental or professional authorities within the preceding five years respecting one or more audits carried out by the firm, (c) any steps taken to deal with any such issues and (d) all relationships between the external auditors and WFS or any of its subsidiaries. The Committee shall evaluate the qualifications, performance and independence of the external auditors, including considering whether the auditor’s quality controls are adequate and the provision of permitted non-audit services is compatible with maintaining the auditor’s independence, taking into account the opinions of Management and internal auditors. The Committee shall present its conclusions with respect to the external auditor’s qualifications, performance and independence to the Board.
The Committee shall review with the external auditors matters relating to the conduct of the audit, including (a) the proposed scope of their examination with emphasis on accounting and financial areas where the Committee, the external auditors or Management believe special attention should be directed; (b) the results of their audit, including their audit findings report and resulting letter, if any, of recommendations for Management; (c) their evaluation of the adequacy and effectiveness of WFS’s internal controls over financial reporting; (d) significant areas of disagreement, if any, with Management; (e) cooperation received from Management in the conduct of the audit; (f) significant accounting, reporting, regulatory or industry developments affecting WFS; and (g) significant changes to WFS’s accounting principles, policies, controls, procedures and practices proposed or contemplated by the external auditors or Management.
The Committee shall discuss with the external auditors and Management: (a) all critical accounting policies and practices to be used in an audit; (b) any issues and disclosure requirements regarding: (1) the use of “pro forma” or “adjusted” non-GAAP information, as well as financial information and earnings guidance provided to analysts and rating agencies; (2) any off-balance sheet arrangements; and (3) significant business risks or exposures and Management’s assessment of the steps taken to monitor, control and minimize such risk; (c) other material written communications between the auditors and Management; and (d) any other matters required to be discussed by Public Company Accounting Oversight Board Auditing Standard No. 1301, Communications with Audit Committees.
The Committee shall monitor the audit partners’ rotation required by law.
6.2 Oversight of Risk Management Processes Pertaining to Financial Reporting
Risk management is an important part of maintaining a sound system of internal control. As part of the risk management oversight responsibility of the Board and as delegated to the Committee by the Board, the Committee shall be responsible for monitoring the range of risks pertaining to WFS’s financial reporting and making recommendations as required to the Board regarding appropriate responsibilities and delegations for the identification, monitoring and management of these risks. In this respect, the Committee shall:
•have the primary oversight role with respect to processes in place for identifying and monitoring the management of the principal risks that could impact the financial reporting of WFS; and
•assess, as part of its oversight of the system of internal controls and critical information systems pertaining to financial reporting, the effectiveness of the overall process for identifying business and financial risks impacting WFS and provide its views to the Board.
6.3 Oversight of Internal Control
The Committee shall have the responsibility to review and monitor that Management has designed and implemented an effective system of internal control and critical information systems pertaining to financial reporting and to provide any recommendations with respect to such systems to the Board.
Management shall be required to provide the Committee, at least annually, a report on internal controls, including reasonable assurance that such controls are adequate to facilitate reliable and timely financial information. The Committee shall also review and follow-up on any areas of internal control weakness identified by the external auditors with the auditors and Management.

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Schedule A: Audit Committee Charter
6.4 Oversight of Legal and Regulatory Compliance Pertaining to Financial Reporting and Promotion of Legal and Ethical Conduct
The Committee shall consult periodically with Management with respect to WFS’s policies and procedures regarding compliance with applicable laws and regulations pertaining to financial reporting and with WFS’s Code of Conduct. The Committee shall consult with WFS’s Chief Legal Officer (or, in the event no individual currently has such title, the individual filling the role typically associated with such title in replacement for such individual) with respect to any significant legal and regulatory matters that may have a significant impact on WFS’s financial statements or compliance policies pertaining to financial reporting.
The Committee shall oversee the implementation, operation and effectiveness of WFS’s mechanisms for the receipt, retention and treatment of complaints regarding WFS’s accounting, internal controls or auditing matters and the confidential, anonymous submission by WFS employees of concerns regarding questionable accounting or auditing matters. In this regard, the Committee shall have responsibility for the implementation and periodic review, not less than annually, of WFS’s Whistleblower Policy and related communication channels.
The Committee shall carry out such other specific responsibilities with regard to the Board’s oversight of WFS’s compliance with all applicable laws and regulations, as may be delegated by the Board to the Committee.
6.5 Oversight of Continuous Disclosure Obligations, Financial Reporting and Other External Reporting
The Committee shall satisfy itself that Management has developed and maintains appropriate programs and policies regarding continuous disclosure obligations applicable to WFS and will have oversight over such programs and policies to effectively communicate with its stakeholders.
Prior to public disclosure, the Committee shall review the following:
•the draft and final quarterly and annual financial statements, MD&A and earnings press releases to ensure that all disclosures are in compliance with regulatory requirements, public financing documents or prospectuses; and
•other draft timely disclosure documents containing financial information that would likely be material to either the quarterly or annual financial statements.
The Committee shall review and approve the final quarterly financial statements and related MD&A of WFS. The Committee shall additionally review and recommend to the Board the approval of the final WFS annual financial statements and related MD&A.
In each instance where a draft is reviewed, the CFO of WFS or his or her delegate shall affirm, in writing or via e-mail, to Committee members that no significant changes have been made to the draft other than those specifically agreed to by the Committee for inclusion or such draft shall be re-circulated to the Committee.
In discharging its responsibilities, the Committee will review:
•all critical accounting policies and practices used or to be used by WFS and changes in the selection and application of accounting principles;
•significant financial reporting issues that have arisen in connection with the preparation of such financial statements;
•analyses prepared by Management, and/or the external auditors setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative GAAP methods on the financial statements;
•matters considered by Management’s Disclosure Committee in its review of quarterly, annual and other timely disclosure documents before submission; and
•the effect of emerging regulatory and accounting initiatives.
The Committee shall review and discuss with the external auditors any audit problems or difficulties and Management’s response thereto. This review shall include any difficulties encountered by the auditors in the course of performing their audit work, including any restrictions on the scope of their activities or their access to information and any significant disagreements with Management.

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Schedule A: Audit Committee Charter
The Committee shall also review and assess the adequacy of the reporting systems and related internal controls developed and implemented by Management in connection with disclosures relating to environmental, social and governance (“ESG”) matters and other non-financial data included in WFS Sustainability Reports.
6.6 Oversight of Internal Audit
The Committee shall:
•review and approve WFS’s internal audit department’s annual audit plan and all major changes in the plan;
•review and discuss with the internal auditors the scope, progress and results of executing the internal audit plan;
•receive reports on the status of significant findings, recommendations and Management’s responses;
•review the reporting relationship, activities, staffing, organizational structure and credentials of the Internal Audit Department;
•review and concur in the appointment, replacement, reassignment, or dismissal of the Internal Audit Director, who shall have direct access to the Committee; and
•review the annual performance of the internal audit function.
6.7 Related Companies Financial Results
WFS’s audited consolidated financial statements may include the results of other companies, in whole or in part, in which WFS maintains an equity interest. The Committee shall establish a coordination and communications framework with the accountants, auditors and, where applicable, audit committees of these companies. The Committee shall satisfy itself that WFS’s consolidated financial statements accurately reflect the results of all companies included, regardless of whether these companies were audited by different external auditors.
6.8 Related Party Transactions
The Committee shall review, approve, or ratify, any transaction between WFS and any related person (as defined in Item 404 of Regulation S-K under the United States Securities Act of 1933, as amended) on an ongoing basis.
6.9 Approval of Audit and Permitted Non-Audit Services Provided by the External Auditors
Over the course of any year there will be two levels of approvals that will be provided. The first is the existing annual Committee approval of the audit engagement and identifiable permitted non-audit services for the coming year. The second is in-year Committee pre-approvals of proposed audit and permitted non-audit services as they arise.
Any proposed audit and permitted non-audit services to be provided by the external auditors to Westport Fuel Systems or its subsidiaries must receive prior approval from the Committee. The CFO of WFS, or his or her delegate, shall act as the primary contact to receive and assess any proposed engagements from the external auditors. The Committee shall not approve any non-audit services to be provided by the external auditors to WFS where either: (i) the sum of non-audit fees are expected to exceed the sum of audit fees, audit-related fees and permitted tax compliance/preparation fees; or (ii) the sum of audit fees and audit-related fees is expected to total less than 50% of Westport's overall fees payable to WFS’s external auditor (excluding fees resulting from one time transactions).
The Committee is also authorized to approve non-audit services that may be provided by a party that is not the external auditors. Examples may be consulting advice relating to financial statements, tax advice and tax consulting services, or any other consulting services that the Committee determines that it will obtain from any party that is not the external auditors.
In the majority of such instances, proposals may be received and considered by the Committee Chair (or such other member of the Committee who may be delegated authority to approve audit and permitted non-audit services), for approval of the proposal on behalf of the Committee. The Committee Chair will then inform the Committee of any approvals granted at the next scheduled meeting.
7.0 OTHER RESPONSIBILITIES
A.Review of Charter. The Committee shall review and reassess the adequacy of this Charter at least annually and recommend to the Board any amendments or modifications to its Charter that the Committee deems appropriate. The Committee shall also prepare and disclose a summary of its mandate to shareholders.

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Schedule A: Audit Committee Charter
B.Annual Performance Evaluation. At least annually, as part of the Board’s and its committee self- assessment process, the Committee shall evaluate its own performance and report the results of such evaluation to WFS’s Nominating and Corporate Governance Committee.

C.Audit Committee Information in the AIF. The Committee shall review and recommend for Board approval the Audit Committee information required to be included in WFS’s Annual Information Form (“AIF”)/Form 40F, in compliance with applicable regulations.

D.Annual Review of Transactions Involving Directors and Officers. The Committee shall annually review a summary of the Directors’ and Executive Officers’ travel and entertainment expenses, related party transactions and any conflicts of interest.

E.Other Activities. The Committee shall perform any other activities consistent with this Charter, WFS’s bylaws, and governing laws that the Board or Committee determines are necessary or appropriate.

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Schedule B: Forward Looking Information

Schedule "B": Forward-Looking Information
Certain statements contained in this AIF and in certain documents incorporated by reference in this AIF, constitute "forward-looking statements". When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect", "project" and similar expressions, as they relate to us or our management, are intended to identify forward-looking statements. In particular, this AIF contains forward-looking statements pertaining to the following:
•Westport HPDI 2.0™ providing OEMs with an integrated natural gas solutions with attractive price, performance and fuel economy (set out, for example, under the headings "GENERAL DEVELOPMENTS - STRATEGY" , "BUSINESS OVERVIEW - OPERATING BUSINESS UNITS - TRANSPORTATION" and "PRODUCTS - WESTPORT HPDI 2.0™);

•the increasing use of RNG and future ability to replace natural gas with RNG (set out, for example, under the heading "GENERAL DEVELOPMENT – STRATEGY");
•the future demand for CWI products and Westport Fuel Systems products, increasing penetration within our existing markets and expansion of those markets geographically, and continuing growth in the transportation sector and in the natural gas engine market (set out, for example, under the heading "GENERAL DEVELOPMENTS - STRATEGY");

•our ability to successfully launch new technology and market initiatives, integrate our products into existing engine OEM products, and to position the Westport NPDI fuel system for compatibility with advancements in diesel base engine platforms (set out, for example, under the headings "GENERAL DEVELOPMENTS - COMPANY OVERVIEW", "GENERAL DEVELOPMENTS - STRATEGY", "BUSINESS OVERVIEW - OPERATING BUSINESS UNITS", "BUSINESS OVERVIEW – PRODUCTS UNDER DEVELOPMENT" and "RISK FACTORS");
•the manufacture of Westport HPDI 2.0™ system components (set out, for example, under the headings "GENERAL DEVELOPMENTS - STRATEGY", "BUSINESS OVERVIEW - OPERATING BUSINESS UNITS - TRANSPORTATION");

•our ability to exploit opportunities in emerging low-carbon fuels such as synthetic gas and hydrogen and adapt the Westport HPDI fuel system for operation with hydrogen (set out, for example, under the heading "GENERAL DEVELOPMENTS – STRATEGY" and "BUSINESS OVERVIEW – PRODUCTS UNDER DEVELOPMENT");
•our ability to expand, exploit and protect our intellectual property (set out, for example, under the headings "GENERAL DEVELOPMENTS - STRATEGY", "BUSINESS OVERVIEW - INTELLECTUAL PROPERTY", and "RISK FACTORS", particularly under the subheadings, "We depend on our intellectual property and our failure to protect that intellectual property could adversely affect our future growth and success" and "We could become engaged in intellectual property litigation or disputes that may negatively affect our business");
•our capital expenditure and investment programs (set out, for example, under the heading, "RISK FACTORS", particularly under the subheadings "We may not realize the anticipated benefits from joint ventures, investments or acquisitions");
•the future desirability and use of alternative fuel sources within the transportation industry and commodity prices and the fuel price differential between natural gas or LPG with diesel (set out, for example, under the headings "GENERAL DEVELOPMENTS - STRATEGY" and "RISK FACTORS", particularly under the subheadings "Sustained negative economic factors could negatively impact our business" and "Our growth is dependent on available refuelling infrastructure, fuel price differentials and environmental regulations, policies and government incentives which may not persist or develop as we anticipate."
•ongoing relationships between us and our business partners and the results of our development programs with such partners (set out, for example, under the heading "BUSINESS OVERVIEW - OPERATING BUSINESS UNITS - TRANSPORTATION", we make statements throughout these sections regarding such relationships, and under the heading "RISK FACTORS", particularly under the subheading "We are dependent on relationships with strategic partners", and future development program expectations under the heading "BUSINESS OVERVIEW - OPERATING BUSINESS UNITS - TRANSPORTATION");
•potential disputes regarding the rights and obligations of the parties and which may in the future arise under our agreements with our strategic partners (set out, for example, under the heading "RISK FACTORS", particularly under the subheading "We are dependent on relationships with strategic partners");
•our ability to continue to compete with our competitors and their technologies, and the capital and operating costs of vehicles using our technologies relative to competing technologies (set out, for example, under the headings "GENERAL DEVELOPMENTS - STRATEGY",

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Schedule B: Forward Looking Information

"BUSINESS OVERVIEW - COMPETITIVE CONDITIONS" and "RISK FACTORS", particularly, under the subheading "We currently face, and will continue to face, significant competition");
•continuing growth in the transportation sector and in the natural gas engine market (set out, for example, under the headings "GENERAL DEVELOPMENTS - STRATEGY" and "RISK FACTORS", particularly under the subheading "A market for engines with our fuel systems may be limited or may take longer to develop than we anticipate");
•profit margins and production costs of engines incorporating our technologies (set out, for example, under the headings "GENERAL DEVELOPMENTS - STRATEGY" and "RISK FACTORS", particularly under the subheadings "Warranty claims could be higher than forecasted" and "We have foreign currency risk");
•the further development of infrastructure supporting the application of natural gas or hydrogen as an alternative fuel (set out, for example, under the headings, "GENERAL DEVELOPMENTS - STRATEGY" and "RISK FACTORS");
•increasing penetration of our technologies in key markets within the transportation sector and in key geographic markets (set out, for example, under the headings "GENERAL DEVELOPMENTS - STRATEGY" and "RISK FACTORS");
•increasingly stringent environmental and emissions legislation and regulations in the future (set out, for example, under the headings "GENERAL DEVELOPMENTS - STRATEGY" and "RISK FACTORS");
•our ability to attract and retain employees (as set out, for example, under the heading "HUMAN RESOURCES AND POLICIES" and "RISK FACTORS", particularly under the subheading "We could lose or fail to attract the human capital necessary to run our business");
•demand for engines incorporating our technologies (as set out, for example, under the headings "GENERAL DEVELOPMENTS - STRATEGY" and "RISK FACTORS", particularly under the subheading, "A market for engines with our fuel systems may be limited or may take longer to develop than we anticipate");
•our estimates and assumptions used in our accounting policies, accruals, including warranty accruals, and financial condition, and our adoption, timing and ability to meet certain accounting standards (as set out, for example, "RISK FACTORS", particularly under "Warranty claims could be higher than forecasted" and in our quarterly and annual financial statements);
•the ability of our products to adapt to the use of RNG and manufactured fuels, including hydrogen, as fuels and our ability to offer and develop related technologies (as set out, for example, under the heading "GENERAL DEVELOPMENTS - STRATEGY" and " PRODUCTS OEM");
•our future growth and the expected changes to the transportation sector (as set out, for example, under the headings "GENERAL DEVELOPMENTS - COMPANY OVERVIEW", "GENERAL DEVELOPMENTS - STRATEGY", "GENERAL DEVELOPMENTS - MARKET OVERVIEW" and "BUSINESS OVERVIEW - COMPETITIVE CONDITIONS");
•our ability to predict if or when we will operate profitably or generate positive cash flows as set out for example, under the subheading "We may need or want to raise additional funds to grow our business and meet our financial obligations. If we cannot raise additional funds when we need or want them, our operations and prospects could be negatively affected."
•our compliance with environmental regulations and regulatory policies and our ongoing assessments of targets for improving our commitment to environmental and social responsibilities (as set out, for example, under the headings "BUSINESS OVERVIEW - SOCIAL AND ENVIRONMENTAL POLICIES" and "RISK FACTORS", particularly, under the subheading, "We could become liable for environmental damages resulting from our research, development or manufacturing activities");
•the strategy of our Transportation segment and resulting growth in market share (as set out, for example, under the heading "GENERAL DEVELOPMENTS - COMPANY OVERVIEW");
•the expansion of existing relationships with truck and engine OEM (as set out, for example, under the heading "GENERAL DEVELOPMENTS - STRATEGY");
•expansion of alternative fuel product offerings to develop and supply high pressure components to OEM partners (as set out, for example, under the heading BUSINESS OVERVIEW - OPERATING BUSINESS UNITS");
•expected fluctuations in our revenues and results of operations (as set out, for example, under the heading "RISK FACTORS", particularly under the subheadings "We may need or want to raise additional funds to grow our business and meet our financial obligations. If we

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Schedule B: Forward Looking Information

cannot raise additional funds when we need or want them, our operations and prospects could be negatively affected." and "Warranty claims could be higher than forecasted."
Such statements reflect management of Westport Fuel Systems' ("Management") current views with respect to future events and are subject to certain risks and uncertainties and are based upon a number of factors and assumptions. Actual results may differ materially from those expressed in the foregoing forward-looking statements due to a number of uncertainties and risks, including the risks described in this AIF and in the documents incorporated by reference into this AIF and other unforeseen risks. Such risks, uncertainties, factors and assumptions include, without limitation:
•market acceptance of our products (as set out, for example, under "RISK FACTORS", particularly, under the subheadings "Sustained negative economic factors could negatively impact our business" and "The market for engines with our fuel systems may be limited or may take longer to develop than we anticipate and/or certain products may not achieve widespread adoption.");
•product development delays and delays in contractual commitments (as set out, for example, under "RISK FACTORS", particularly, under the subheadings "We are dependent on relationships with strategic partners", "We are dependent on relationships with our suppliers" and "Our limited production trials, commercial launch activities and field tests could encounter problems");
•changing environmental legislation and regulations (as set out, for example, under "RISK FACTORS", particularly, under the subheadings "Our growth is dependent on available refuelling infrastructure, fuel price differentials and environmental regulations, policies and government incentives which may not persist or develop as we anticipate" and "the market for engines with our fuel systems may be limited or may take longer to develop than we anticipate and/or certain products may not achieve widespread adoption");
•the ability to attract and retain business partners (as set out, for example, under the heading "RISK FACTORS", particularly under the subheadings "We are dependent on relationships with strategic partners" and "We may need or want to raise additional funds to grow our business and meet our financial obligations. If we cannot raise additional funds when we need or want them, our operations and prospects could be negatively affected");
•the success of our business partners and OEM with whom we partner (as set out, for example, under the heading "RISK FACTORS", in particular under the subheading "We are dependent on relationships with strategic partners");
•future levels of government funding and incentives (as set out, for example, under the heading "RISK FACTORS", particularly, under the subheadings "We may need or want to raise additional funds to grow our business and meet our financial obligations. If we cannot raise additional funds when we need or want them, our operations and prospects could be negatively affected." and "Warranty claims could be higher than forecasted." and "Our growth is dependent on available refuelling infrastructure, fuel price differentials and environmental regulations, policies and government incentives which may not persist or develop as we anticipate.";
•competition from other technologies (as set out, for example, under the heading, "RISK FACTORS", particularly under the subheading "We currently face, and will continue to face, significant competition");
•price differential between CNG, LNG and LPG relative to petroleum-based fuels (as set out, for example, under the heading "RISK FACTORS", in particular under the subheading "Our growth is dependent on available refuelling infrastructure, fuel price differentials and environmental regulations, policies and government incentives which may not persist or develop as we anticipate.");
•limitations on our ability to protect our intellectual property (as set out, for example, under the heading "RISK FACTORS", in particular under the subheading "We depend on our intellectual property and our failure to protect that intellectual property could adversely affect our future growth and success");
•potential claims or disputes in respect of our intellectual property (as set out, for example, under the heading "RISK FACTORS", in particular under the subheadings "We depend on our intellectual property and our failure to protect that intellectual property could adversely affect our future growth and success" and "We could become engaged in intellectual property litigation or disputes that may negatively affect our business"); limitations in our ability to successfully integrate acquired businesses (as set out, for example, under the heading "RISK FACTORS", in particular under the subheadings "We may not realize the anticipated benefits from joint ventures, investments or acquisitions" and "We could be adversely affected by risks associated with acquisitions");
•limitations in the development of natural gas or hydrogen refuelling infrastructure (as set out, for example, under the heading "RISK FACTORS", in particular under the subheading "Our growth is dependent on available refuelling infrastructure, fuel price differentials and environmental regulations, policies and government incentives which may not persist or develop as we anticipate.");

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Schedule B: Forward Looking Information

•the ability to provide and access the capital required for research, product development, operations and marketing (as set out, for example, under the heading "RISK FACTORS");
•there could be unforeseen claims made against us (as set out, for example, under the heading "RISK FACTORS", particularly under the subheadings "We could become subject to product liability claims", "We could become liable for environmental damages resulting from our research, development or manufacturing activities", "We could become engaged in intellectual property litigation or disputes that may negatively affect our business" and "Natural gas, LPG, hydrogen and products that use these gases entail inherent safety and environmental risks that may result in substantial liability to us");
•our international business operations could expose us to factors beyond our control such as currency exchange rates, changes in government policy, trade barriers, trade embargoes, and delays in the development of international markets for our products (as set out, for example, under the heading "RISK FACTORS", particularly under the subheadings "Our growth is dependent on available refuelling infrastructure, fuel price differentials and environmental regulations, policies and government incentives which may not persist or develop as we anticipate.", "We could be adversely affected by the operations of our joint ventures and joint venture partners", "Our failure to strictly comply with anti-corruption laws could have a material adverse effect on our reputation and results of operations.", "Sustained negative economic factors could negatively impact our business" and "Economic Sanctions may Impact on the Business of Certain of our Foreign Subsidiaries and Joint Ventures.");
•other risks relating to our common shares ("Common Shares") including the ability of the Board to issue Preferred Shares at its discretion discussed in more detail in this AIF under the heading "Description of Capital Structure", under the heading "RISK FACTORS" particularly under the subheadings "Our Common Share price may fluctuate", "We do not currently pay and do not anticipate to pay any cash dividends on our Common Shares in the foreseeable future; therefore, our shareholders may not be able to receive a return on their Common Shares until they sell them.", "If we are characterized as a Passive Foreign Investment Company ("PFIC"), U.S. holders may be subject to adverse U.S. federal income tax consequences.", "As a foreign private issuer, we are subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to our U.S. shareholders", "We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us," and "U.S. investors may not be able to obtain enforcement of civil liabilities against us" and;
•risk of conflict related to directors and officers of Westport Fuel Systems who may currently, or in the future, also serve as directors and/or officers of other public companies that may be involved in the same industry as Westport Fuel Systems, as discussed in more detail in this AIF under the heading "Conflict of Interests"
You should not rely on any forward-looking statements. Any forward-looking statement is made only as of the date of this AIF. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as otherwise required by law. The forward-looking statements in this AIF are expressly qualified by this cautionary statement.

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